UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 15, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 15 November 2022 entitled ‘Vodafone Group Plc ⫶ H1 FY23 results’.

Vodafone Group Plc H1 FY23 results

15 November 2022

Resilient performance in Europe & Africa, good progress on operational & portfolio priorities

●	Group service revenue growth of 2.5%* in the first half of FY23

●	Adjusted EBITDAaL declined by 2.6%* driven by a material prior year legal settlement, and commercial underperformance in Germany

●	Pre-tax return on capital employed increased by 0.6 percentage points year-on-year to 6.9%

●	Significant progress with portfolio strategy to create industrial scale, enable accelerated growth and unlock value

		H1 FY23		H1 FY22		Change
Financial results	Page	€m		€m		%
Group revenue	6	22,930		22,489		2.0
Group service revenue	6	19,207		19,010		2.5	*
Operating profit	6	2,935		2,620		12.0
Adjusted EBITDAaL[1]	6	7,244		7,565		(2.6	)*
Profit for the financial period	6	1,243		1,277
Basic earnings per share	17	3.52	c	3.40	c
Adjusted basic earnings per share[1]	17	6.02	c	4.90	c
Interim dividend per share	35	4.50	c	4.50	c
Cash inflow from operating activities	17	6,280		6,455		(2.7)
Adjusted free cash flow[1]	18	(513)		23
Net debt[1]	19	(45,523)		(44,298)		(2.8)

* represents organic growth. See page 2. ǀ 1. Non-GAAP measure. See page 41.

●	Group revenue growth of 2.0% to €22.9 billion, driven by service revenue growth and higher equipment sales

●	Operating profit increased by 12.0% to €2.9 billion, reflecting a higher share of income from associates and joint ventures and lower depreciation and amortisation

●	FY23 Adjusted EBITDAaL is expected to be €15.0 – 15.2 billion at the lower end of original guidance

●	Interim dividend per share of 4.5 eurocents, record date 25 November 2022

Nick Read, Group Chief Executive, commented:

“In the context of a challenging macroeconomic environment, we are delivering a resilient performance this year, alongside making good progress with our operational and portfolio priorities.

We are pleased the Vantage Towers transaction accomplished our three key objectives – monetisation, deconsolidation and retaining co-control of these strategically important assets – and we continue to deliver portfolio actions to strengthen our businesses and accelerate growth. In addition, our recently announced fibre-to-the-home JV in Germany will further enhance our leading gigabit fixed network position in Europe’s largest market.

We are taking a number of steps to mitigate the economic backdrop of high energy costs and rising inflation. These include taking pricing action across Europe, whilst at the same time supporting our most vulnerable customers and driving energy efficiency measures across the business. We are also announcing today a new cost savings target of €1+ billion focused on streamlining and further simplifying the Group.

We are confident that the ongoing delivery of our organic strategy and portfolio actions will underpin long-term growth and create value for shareholders.”

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact

ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

A webcast Q&A session will be held at 10:00 GMT on 15 November 2022. The webcast and supporting information can be accessed at investors.vodafone.com

Summary Resilient financial performance

Organic growth

All amounts marked with an ‘*’ in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustments in Turkey and other adjustments to improve the comparability of results between periods. Organic growth figures are non-GAAP measures. See non-GAAP measures on page 41 for more information.

Financial performance

Total revenue increased by 2.0% to €22.9 billion (FY22 H1: €22.5 billion), as service revenue growth and higher equipment sales was partly offset by unfavourable foreign exchange movements.

Adjusted EBITDAaL declined by 2.6%* to €7.2 billion1 (FY22 H1: €7.6 billion), with revenue growth offset by a prior year one-off legal settlement in Italy (1.4 percentage point drag year-on-year) and commercial underperformance in Germany. The Adjusted EBITDAaL margin was 2.0* percentage points lower year-on-year at 31.6%.

Operating profit increased by 12.0% to €2.9 billion, reflecting a higher share of income from associates and joint ventures and lower depreciation and amortisation. The Group made a profit for the period of €1.2 billion (FY22 H1: €1.3 billion) as an increase in operating profit and investment income was offset by a higher income tax charge, attributable to one-off deferred tax credits recognised in the prior period.

Basic earnings per share was 3.52 eurocents, compared to basic earnings per share of 3.40 eurocents in the prior year.

Cash flow, funding & capital allocation

Cash inflow from operating activities decreased by 2.7% to €6.3 billion (FY22 H1: €6.5 billion), with higher operating profit being more than offset by working capital movements and higher tax payments.

Free cash flow was an outflow of €3.2 billion (FY22 H1: outflow of €1.0 billion) reflecting lower Adjusted EBITDAaL and higher licence and spectrum payments in the period. Adjusted free cash flow was an outflow of €0.5 billion (FY22 H1: inflow of €23 million).

Net debt increased by €3.9 billion to €45.5 billion (€41.6 billion as at 31 March 2022). This was driven by the free cash outflow of €3.2 billion, equity dividends of €1.3 billion, and share buybacks of €1.0 billion used to offset dilution linked to mandatory convertible bonds. These factors were partly offset by other movements of €1.7 billion, relating to the settlement of 5G spectrum in Italy previously included in net debt. Settlement of the liability during the period had no impact on net debt, but the resulting cash payment was included in free cash flow. As at 30 September 2022, the weighted average of cost of debt was around 2.5% and average bond maturity was 11 years, with all bonds held at fixed interest rates.

Current liquidity, which includes cash and equivalents and short-term investments, is €11.5 billion (€12.3 billion as at 31 March 2022). This includes €7.6 billion of net collateral which has been posted to Vodafone from counterparties as a result of positive mark-to-market movements on derivative instruments (€2.2 billion as at 31 March 2022).

The interim dividend per share is 4.5 eurocents (FY22 H1: 4.5 eurocents). The ex-dividend date for the interim dividend is 24 November 2022 for ordinary shareholders, the record date is 25 November 2022 and the dividend is payable on 3 February 2023.

Hyperinflationary accounting in Turkey

As anticipated and explained in the Group’s reporting for the year ended 31 March 2022, Turkey now meets the requirements to be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, for amounts reported by Vodafone Turkey for the period commencing 1 April 2022. See note 1 of the unaudited condensed consolidated financial statements for further information. Our guidance for FY23 excludes any impact from this change in accounting.

Note:

1.	Includes a reduction of €26 million resulting from hyperinflationary accounting in Turkey.

Strategy Committed to improving returns through growth & portfolio action

Our strategy focuses on driving shareholder returns through growth, and is delivered through our customer commitments and enabling strategies. These work together towards our vision to become a new generation connectivity and digital services provider for Europe and Africa, enabling an inclusive and sustainable digital society.

We continued to make progress with our strategy during the first half of FY23 and highlights include: further deepening our customer relationships with lower customer churn; good results from our increased capital investment with improvements in network quality; increasing penetration of financial services in Africa; and another successful year of digital enabled efficiencies. The table below includes a selection of KPIs that illustrates progress in our key areas of focus.

	Units	H1 FY23	H1 FY22
Customer commitments
Best connectivity products & services
Europe mobile contract customers[1]	million	66.7	66.0
Europe broadband customers[1]	million	25.5	25.6
Europe Consumer converged customers[1]	million	9.3	8.3
Europe mobile contract customer churn	%	13.4	13.1
Africa mobile customers[2]	million	188.0	186.0
Africa data users[2]	million	90.2	88.6
Business service revenue growth*	%	2.6	1.2
Leading innovation in digital services
Europe TV subscribers[1]	million	21.7	22.2
IoT SIM connections[3]	million	152	136
Africa M-Pesa customers[2]	million	55.6	49.0
Africa M-Pesa transaction volume[2]	billion	11.9	9.3
Outstanding digital experiences
Digital channel sales mix[4]	%	26	24
End-to-end TOBi completion rate5 6%		51	41
Enabling strategies
Leading gigabit networks
5G available in European cities[1]	#	344	244
Europe on-net gigabit capable connections[1]	million	50.1	46.5
Europe on-net NGN broadband penetration[1]	%	29	30
Simplified & most efficient operator
Pre-tax ROCE (controlled)[7]	%	6.9	6.3
Post-tax ROCE (controlled and associates/joint ventures)[7]	%	5.1	4.3
Europe markets where 3G switched off[1]	#	4	4

1. Including VodafoneZiggo | 2. Africa including Safaricom | 3. H1 FY23 includes an adjustment to our customer base to remove inactive SIMs | 4. Based on Germany, Italy, UK, Spain only | 5. Group excluding Egypt | 6. Defined as percentage of total customer contacts resolved without human interaction through TOBi | 7. These line items are non-GAAP measures. See page 41 for more information. The half-year ROCE calculation is based on returns for the 12 months ended 30 September.

A more detailed review of our strategic progress is contained within an accompanying video presentation available here: investors.vodafone.com/reports-information/results-reports-presentations. In this presentation we outline: we are systematically executing our organic growth strategy and making significant progress with our proactive portfolio management plans; we have significant action plans under way to mitigate the challenging macroeconomic backdrop; and we are committed to improving shareholder returns through our long-term organic strategy.

Our action plan to mitigate the current macroeconomic challenges includes price initiatives and an extension of our ongoing efficiency programme. Price initiatives have been implemented in 12 out of 13 European markets and include contractual price increases, reduced promotional discounts and new ARPU accretive product portfolios. We now have 7 European markets with inflation-linked pricing structures. The extension of our efficiency programme will generate over €1 billion of additional cost savings by FY26 through streamlining and simplifying our group-wide structure and further accelerating the digitalisation of our operations.

Our purpose  We connect for a better future

We believe that Vodafone has a significant role to play in contributing to the societies in which we operate and we want to enable an inclusive and sustainable digital society. We continue to make progress against our purpose strategy and provided a full update in our FY22 Annual Report and supplementary materials (available on investors.vodafone.com). Highlights and achievements from the first half of FY23 are summarised below.

Energy efficiency initiatives

The expansion of our networks and the significant increase in data traffic volumes means we now carry 7 times more mobile data compared to just five years ago, yet our total energy consumption has remained roughly consistent over the same period. We are committed to continually improving our energy efficiency, particularly the efficiency of our base station sites and our technology centres, which accounted for 96% of our total energy consumption in FY22.

Our strategy to optimise energy usage and improve energy efficiency includes modernising our networks. Between FY17 and FY22, the share of 4G and 5G traffic doubled on our network – and now accounts for over 90% of our mobile data traffic – as we shut down 3G networks in favour of more efficient 4G and 5G networks. In addition, we already put mobile radio capacity layers throughout Europe into low power modes during low traffic periods. We are now extending this functionality so that it operates 24 hours a day, 7 days a week, and we will continue to enhance this capability to maximise energy efficiency.

With respect to our passive infrastructure, we have been investing in power and cooling upgrades, IoT and smart metering. For example, we use AI-based algorithms to optimise cooling in 70 technology centres across Europe and Africa and we will increase our investment in passive infrastructure upgrades going forward. All these programmes are underpinned by our extensive energy data management and analytics system, which collects and stores data feeds from our electricity suppliers and from smart meters. This system is now live across 13 markets in Europe, with smart meters installed at 53,000 sites.

Sourcing renewable electricity

Following our energy purchasing hierarchy approach, we prioritise energy efficient practices, before moving on to on-site generation of renewable energy, renewable power purchase agreements (‘PPAs’) and Renewable Electricity Certificates (‘RECs’). Whilst on-site generation of renewable electricity accounted for less than 1% of our overall renewable energy consumption in FY22 due to technical and space constraints, we continue to drive innovation in this area. For example, our recent Renewable Power Challenge encouraged organisations to submit innovative solutions to the challenge of generating renewable power directly at our mobile base stations. We have shortlisted partners who develop microgrids in Africa and manufacturer micro wind turbines and will be supporting them as they develop proof of concepts to help us assess the feasibility and scalability of their solutions.

In Europe, we are expanding our PPA strategy and have now signed PPAs in Germany, Italy, UK, Spain and Greece, which address 15% of our FY23 electricity supply in Europe. These PPAs trade at a discount to current wholesale electricity prices and provide us with more economic certainty against potentially volatile wholesale electricity prices, as well as helping to create new renewable capacity. In Africa, Vodacom is pursuing numerous climate-related initiatives, including renewable energy powered rural sites and a pilot renewable energy solution in South Africa with the state-owned utility, Eskom.

Supporting customers in financial hardship

We are conscious of the cost-of-living pressures our customers are facing during this challenging macroeconomic period. We have implemented a cost-of-living plan, consisting of three elements: social or low-cost tariffs in all markets; extra measures to ensure our consumers and small businesses are supported, including our free V-Hub service for SMEs; and leveraging our technology & digital services to help customers reduce their energy usage.

The Spirit of Vodafone

Our employee survey measures progress on how our people experience our culture, engagement, and connection to our purpose. The results from the latest survey conducted in September show that our employee engagement index remained high at 76 (May 2022: 72) and 88% of employees feel that their daily work contributes to our purpose.

Outlook

Outlook for FY23

In May 2022, we set out guidance for FY23 for our expectations of Adjusted EBITDAaL and Adjusted free cash flow. Since this guidance was set in May 2022, the global macroeconomic climate has worsened, with energy costs and broader inflation in particular, impacting our financial performance. A comprehensive action plan is underway to mitigate the effects of the challenging macroeconomic environment. Our updated guidance for FY23 financial performance is set out in the table below.

FY23 Guidance

	Original guidance	Updated guidance
Adjusted EBITDAaL[1]	€15.0 - €15.5 billion	€15.0-15.2 billion
Adjusted free cash flow[1,2]	c. €5.3 billion	c.€5.1 billion

In addition to the updated guidance for FY23, we have set out considerations of factors likely to affect our financial performance in FY24 within an accompanying video presentation available here: investors.vodafone.com/reports-information/results-reports-presentations.

Assumptions

The guidance above reflects the following:

•	Foreign exchange rates used when setting guidance were as follows:

-	EUR 1 : GBP 0.84;

-	EUR 1 : ZAR 17.32;

-	EUR 1 : TRY 16.75; and

-	EUR 1 : EGP 19.28.

•	As anticipated and explained in the Group’s reporting for the year ended 31 March 2022, Turkey now meets the requirements to be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, for amounts reported by Vodafone Turkey for the period commencing 1 April 2022. See note 1 of the unaudited condensed consolidated financial statements for further information. Our guidance as presented above excludes any impact from this change in accounting.

•	Our guidance assumes no material change to the structure of the Group.

1. Adjusted EBITDAaL and Adjusted free cash flow are non-GAAP measures. See page 41 for more information.

2. Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, M&A, and Vantage Towers growth capital expenditure. Growth capital expenditure is total capital expenditure excluding maintenance-type expenditure.

Financial performance Resilient performance in Europe & Africa

•	Group revenue increased by 2.0% to €22.9 billion, driven by service revenue growth and higher equipment sales

•	Group service revenue trend impacted by decline in Germany, Italy and Spain, offset by acceleration in the UK and continued good growth in Other Europe and Africa

•	Service revenue growth in Turkey increased to 39.9%* (Q1: 35.8%*, Q2: 43.9%*), driven by higher inflation. Group service revenue growth excluding Turkey was 1.5%*

•	Adjusted EBITDAaL declined by 2.6%* driven by a material prior year legal settlement, and commercial underperformance in Germany

Group financial performance

	H1 FY23[1]		H1 FY22		Reported
	€m		€m		change %
Revenue	22,930		22,489		2.0
- Service revenue	19,207		19,010		1.0
- Other revenue	3,723		3,479
Adjusted EBITDAaL[2,3]	7,244		7,565		(4.2)
Restructuring costs	(142)		(172)
Interest on lease liabilities[4]	204		199
Loss on disposal of property, plant and equipment and intangible assets	(11)		(26)
Depreciation and amortisation of owned assets	(4,807)		(4,949)
Share of results of equity accounted associates and joint ventures	343		111
Other income/(expense)	104		(108)
Operating profit	2,935		2,620		12.0
Investment income	211		129
Financing costs	(1,418)		(1,473)
Profit before taxation	1,728		1,276
Income tax (expense)/credit	(485)		1
Profit for the financial period	1,243		1,277
Attributable to:
- Owners of the parent	986		996
- Non-controlled interests	257		281
Profit for the financial period	1,243		1,277
Basic earnings per share	3.52	c	3.40	c
Adjusted basic earnings per share[2]	6.02	c	4.90	c

Further information is available in a spreadsheet at https://investors.vodafone.com/reports-information/results-reports-presentations

Notes:

1.	The H1 FY23 results reflect average foreign exchange rates of €1:£0.85, €1:INR 81.27, €1:ZAR 16.88, €1:TRY 17.43 and €1:EGP 19.51.
2.	Adjusted EBITDAaL and Adjusted basic earnings per share are non-GAAP measures. See page 41 for more information.
3.	Includes depreciation on leased assets of €2,046 million (H1 FY22: €2,003 million).
4.	Reversal of interest on lease liabilities included within Adjusted EBITDAaL under the Group’s definition of that metric, for re-presentation in financing costs.

Geographic performance summary

					Other		Other	Vantage	Common	Elimi-
	Germany	Italy	UK	Spain	Europe	Vodacom	Markets	Towers	Functions	nations	Group
H1 FY23	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Total revenue	6,592	2,377	3,392	1,965	2,894	3,202	1,953	657	696	(798)	22,930
Service revenue	5,730	2,125	2,712	1,782	2,552	2,472	1,721	–	268	(155)	19,207
Adjusted EBITDAaL[1]	2,677	759	685	445	843	1,084	671	330	(250)	–	7,244
Adjusted EBITDAaL margin (%)[1]	40.6%	31.9%	20.2%	22.6%	29.1%	33.9%	34.4%	50.2%			31.6%

Downloadable performance information is available at: https://investors.vodafone.com/reports-information/results-reports-presentations

	FY22							FY23
Organic service revenue growth %*[1]	Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1
Germany	1.4	1.0	1.2	1.1	0.8	1.0	1.1	(0.5)	(1.1)	(0.8)
Italy	(3.6)	(1.4)	(2.5)	(1.3)	(0.8)	(1.0)	(1.8)	(2.3)	(3.4)	(2.8)
UK	2.5	0.6	1.2	0.9	2.0	1.4	1.3	6.5	6.9	6.7
Spain	0.8	(1.9)	(0.6)	(1.6)	(5.1)	(3.4)	(2.0)	(3.0)	(6.0)	(4.5)
Other Europe	4.2	2.4	3.3	2.9	2.7	2.8	3.0	2.5	2.9	2.7
Vodacom	7.9	3.1	5.4	4.4	3.1	3.7	4.6	2.9	4.8	3.9
Other Markets	18.4	19.7	19.1	19.8	19.8	19.8	19.4	24.7	26.7	25.7
Vantage Towers	–	–	–	–	–	–	–	–	–	–
Group	3.3	2.4	2.8	2.7	2.0	2.3	2.6	2.5	2.5	2.5

Note:

1.	Organic service revenue growth, Group Adjusted EBITDAaL and Group Adjusted EBITDAaL margin are non-GAAP measures. See page 41 for more information.

Germany 30% of Group service revenue

	H1 FY23	H1 FY22	Reported	Organic
	€m	€m	change %	change %*
Total revenue	6,592	6,447	2.2
- Service revenue	5,730	5,777	(0.8)	(0.8)
- Other revenue	862	670
Adjusted EBITDAaL	2,677	2,892	(7.4)	(7.4)
Adjusted EBITDAaL margin	40.6%	44.9%

Total revenue increased by 2.2% to €6.6 billion, driven by equipment sales.

On an organic basis, service revenue declined by 0.8%* (Q1: -0.5%*, Q2: -1.1%*), primarily reflecting broadband losses since H2 FY22, related to the implementation of new sector legislation.

Fixed service revenue declined by 1.6%* (Q1: -1.6%*, Q2: -1.7%*), driven by the lower broadband customer base, as a result of specific operational challenges related to the implementation of policies to comply with the new Telecommunications Act, which came into effect in December 2021. Our cable broadband customer base declined by 45,000 and we lost 38,000 DSL broadband customers during H1. Following improvements to both our IT systems and customer journeys, and the gradual unwind of churn related to the Telecommunications Act, the scale of customer losses continued to slow during Q2. In October, we announced an enhanced product portfolio, with customers now benefiting from up to five times higher upload speeds, flat rate phone calls, and no upfront connection fees, in return for a higher monthly fee. Gigabit speeds are available to 24 million households across our network.

Our TV customer base declined by 165,000 and our converged customer base decreased by 67,000 to 2.3 million Consumer converged accounts. These declines reflected the challenges related to compliance with the new sector legislation and fewer cross-selling opportunities.

Mobile service revenue increased by 0.2%* (Q1: 0.8%*, Q2: -0.4%*). Growth in the Business segment and an increase in roaming and visitor revenue was partly offset by lower MVNO revenues and a lower ARPU, reflecting mobile termination rate cuts and a change in the sales channel mix towards indirect and service providers. Towards the end of Q2 we reduced mobile promotions, supporting inflow ARPU. We added 71,000 contract customers during the period, and in Q2 our commercial momentum improved, supported by customer growth in Business and Consumer. We added a further 4.6 million IoT connections, driven by continued strong demand from the automotive sector.

Adjusted EBITDAaL declined by 7.4%*, reflecting the decline in service revenue, one-off settlements in the prior year period, and higher customer acquisition costs. The Adjusted EBITDAaL margin was 4.3* percentage points lower year-on-year at 40.6%.

We achieved our €425 million cost and capital expenditure synergy target for the integration of the Unitymedia assets acquisition in FY22, over two years ahead of plan.

On 17 October 2022, we announced we are creating a joint venture with Altice to deploy fibre-to-the-home (‘FTTH’) to up to 7 million homes over a six-year period. This partnership with Altice is complementary to our upgrade plans for our existing hybrid fibre cable network, which include bringing fibre closer to all connected homes through ‘node splitting’, DOCSIS 3.1 ‘high split’, and next generation technology advances, such as DOCSIS 4.0, which provide a path to 10Gbps speeds across our hybrid fibre cable network over time. The transaction is subject to customary conditions, including regulatory approval and is expected to close in the first half of 2023.

Italy 11% of Group service revenue
	H1 FY23	H1 FY22	Reported	Organic
	€m	€m	change %	change %*
Total revenue	2,377	2,507	(5.2)
- Service revenue	2,125	2,187	(2.8)	(2.8)
- Other revenue	252	320
Adjusted EBITDAaL	759	917	(17.2)	(17.3)
Adjusted EBITDAaL margin	31.9%	36.6%

Total revenue declined 5.2% to €2.4 billion due to lower service revenue and equipment sales.

Service revenue declined by 2.8%* (Q1: -2.3%*, Q2: -3.4%*), as a result of continued price pressure in the mobile value segment. The slowdown in quarterly trends was due to the migration of PostePay MVNO customers onto our network in the prior year, partly offset by good Business demand.

Mobile service revenue declined by 5.2%* (Q1: -4.7%*, Q2: -5.6%*) as a result of promotional intensity in the mobile value segment and a lower active prepaid customer base. The quarter-on-quarter slowdown was due to the migration of PostePay MVNO customers onto our network in the prior year, partly offset by improving ARPU following our targeted pricing actions. Our second brand ‘ho.’ continued to grow and now has 2.9 million customers.

Fixed service revenue increased by 3.4%* (Q1: 4.2%*, Q2: 2.6%*), supported by good Business demand for digital services. We added 23,000 fixed-wireless access customers in the period, which are included in our mobile customer base. Our Consumer converged customer base now stands at 1.3 million, an increase of 31,000 during the period, and 55% of our broadband customers are converged.

Our next generation network (‘NGN’) broadband services are now available to 25.9 million households, including 9.3 million through our own network and our partnership with Open Fiber. In October, we launched 5G fixed-wireless services and cover around 2 million households, which will increase to over 3 million by the end of the financial year. This complements our 4G fixed-wireless access products, which covers over 2 million additional households.

Adjusted EBITDAaL declined by 17.3%* including a 10.7 percentage point decline relating to a €105 million legal settlement received in the prior year period. Excluding the impact of the prior year legal settlement, Adjusted EBITDAaL declined as a result of lower mobile service revenue, partly offset by continued cost reductions. The Adjusted EBITDAaL margin was 4.7* percentage points lower year-on-year at 31.9%.

UK 14% of Group service revenue
	H1 FY23	H1 FY22	Reported	Organic
	€m	€m	change %	change %*
Total revenue	3,392	3,161	7.3
- Service revenue	2,712	2,521	7.6	6.7
- Other revenue	680	640
Adjusted EBITDAaL	685	638	7.4	6.6
Adjusted EBITDAaL margin	20.2%	20.2%

Total revenue increased by 7.3% to €3.4 billion driven by service revenue growth and an appreciation of the pound sterling against the euro.

On an organic basis, service revenue increased by 6.7%* (Q1: 6.5%*, Q2: 6.9%*). A strong Consumer performance was supported by customer base growth and contractual annual price increases, as well as higher MVNO, roaming and visitor revenue. The improvement in quarterly trends was supported by the return to growth of our Business segment, partly offset by lower wholesale revenue.

Mobile service revenue grew by 10.5%* (Q1: 10.3%*, Q2: 10.8%*), driven by strong commercial momentum and annual price increases in Consumer, as well as higher roaming and visitor revenue. We continued to grow our customer base, supported by our flexible proposition Vodafone ‘Evo’ and despite implementing price actions, adding 76,000 contract customers during the period. Contract churn remained broadly stable year-on-year at 12.7%. Our digital prepaid sub-brand ‘VOXI’ continued to grow, and had its best ever sales month in September following a successful seasonal campaign, adding 72,000 new customers during H1. Our digital sales mix improved by 4 percentage points year-on-year to 37% of total sales in the period.

Fixed service revenue declined by 2.8%* (Q1: -2.7%*, Q2: -2.9%*) as strong growth in our Consumer segment was offset by a decline in Business service revenue due to lower project activity. Consumer growth was supported by price actions, good demand for our Vodafone ‘Pro Broadband’ product and continued penetration of our fibre-to-the-premises product. Our broadband customer base increased by 61,000 during the period and we now have over 1.1 million broadband customers, of which 54% are converged. Through our partnerships with CityFibre and Openreach we are able to reach over 9 million households with full fibre broadband, more than any other provider in the UK.

Adjusted EBITDAaL grew by 6.6%*, reflecting growth in service revenue, slightly offset by an increase in our operating expenses due to inflationary pressures, including energy. Our Adjusted EBITDAaL margin was stable year-on-year at 20.2%.

On 3 October 2022, we confirmed that we are in discussions with CK Hutchison Holdings Limited (‘CK Hutchison’) in relation to a possible combination of Vodafone UK and Three UK. The envisaged transaction would entail us combining our UK business with Three UK, with Vodafone owning 51% and CK Hutchison owning 49% of the combined business. There can be no certainty that any transaction will ultimately be agreed.

Spain 9% of Group service revenue
	H1 FY23	H1 FY22	Reported	Organic
	€m	€m	change %	change %*
Total revenue	1,965	2,090	(6.0)
- Service revenue	1,782	1,866	(4.5)	(4.5)
- Other revenue	183	224
Adjusted EBITDAaL	445	445	–	0.2
Adjusted EBITDAaL margin	22.6%	21.3%

Total revenue declined by 6.0% to €2.0 billion due to lower service revenue and equipment sales.

On an organic basis, service revenue declined by 4.5%* (Q1: -3.0%*, Q2: -6.0%*) driven by continued growth in the value segment, a lower customer base, and a reduction in mobile termination rates, partly offset by higher visitor revenue. The slowdown in quarterly service revenue trends was largely due to price increases implemented in Q2 last year, as well as the phasing of Business revenue and lower wholesale revenue.

The market remained highly competitive in the value segment. In mobile, our contract customer base was impacted by one-off disconnections of 123,000 relating to temporary business SIMs provided to schools and higher education providers during the pandemic. Excluding these, our mobile contract customer base would have grown by 97,000 in H1.

In June 2022, we launched a new product portfolio, focusing on simplified and more transparent tariff plans to further improve customer loyalty. This has had a positive impact on both our commercial momentum and ARPU. Mobile contract churn in our Consumer segment has also improved by 3.6 percentage points year-on-year. In September 2022, we announced that tariffs will be increased in line with inflation for Consumer, SME and SOHO customers on the main Vodafone brand in Q4 and on an annual basis thereafter.

Our broadband customer base declined by 40,000 and our TV customer base decreased by 10,000 as a result of continued competitive intensity in the low value segment. However, our converged customer base increased by 7,000 to over 2.2 million.

We continue to see good demand for our Business products, including a significant number of registration requests to the digital toolkit platform launched by the Spanish government in March 2022 as part of the EU recovery and resilience funding initiatives. This scheme enables businesses to access fully subsidised digital services on a single platform, with Vodafone being the orchestrator of their access to these digital services. Due to delays with the approval process, the first phase of the digital toolkit has been extended. The second and third phases, aimed at smaller businesses, were subsequently launched in September and October 2022.

Adjusted EBITDAaL grew by 0.2%*, as tax benefits (including refunds) and ongoing cost efficiencies offset lower service revenue. The Adjusted EBITDAaL margin was 1.4* percentage points higher year-on-year at 22.6%.

Other Europe 13% of Group service revenue
	H1 FY23	H1 FY22	Reported	Organic
	€m	€m	change %	change %*
Total revenue	2,894	2,810	3.0
- Service revenue	2,552	2,502	2.0	2.7
- Other revenue	342	308
Adjusted EBITDAaL	843	836	0.8	1.5
Adjusted EBITDAaL margin	29.1%	29.8%

Total revenue increased by 3.0% to €2.9 billion largely driven by service revenue growth.

On an organic basis, service revenue increased by 2.7%* (Q1: 2.5%*, Q2: 2.9%*), with good growth in all markets other than Romania, which was impacted by a mobile termination rate reduction.

In Portugal, service revenue grew due to strong commercial momentum and we added 97,000 mobile contract customers and 27,000 fixed broadband customers during the period. On 30 September 2022, we announced that we had entered into an agreement to buy Portugal’s fourth largest converged operator, Nowo Communications, from Llorca JVCO Limited, the owner of Masmovil Ibercom S.A.. The transaction is conditional on regulatory approval, with completion expected in the first half of the 2023 calendar year.

In Ireland, service revenue increased due to customer base growth, higher roaming and visitor revenue, and contractual price increases. During the period, our mobile contract customer base increased by 28,000 and mobile contract loyalty remained strong, with churn at 9.6%. Our broadband customer base grew by 10,000 and broadband churn decreased by 2.0 percentage points year-on-year to 16.0%. In October 2022, we announced that we had agreed a wholesale network access agreement with Virgin Media Ireland. Vodafone is already the largest fibre-to-the-home provider in Ireland, covering over 1 million households, and this agreement will further extend our footprint and provide customers with even more choice.

Service revenue in Greece increased, reflecting higher roaming and visitor revenue and good growth in Business fixed. During the period, we added 49,000 mobile contract customers and broadband customer loyalty improved, with churn decreasing by 0.7 percentage points year-on-year to 11.2%.

Adjusted EBITDAaL increased by 1.5%* as revenue growth was partially offset by higher taxes in Hungary, and higher customer acquisition and energy costs. The Adjusted EBITDAaL margin decreased by 0.7* percentage points year-on-year at 29.1%.

On 22 August 2022, we announced that we had entered into heads of terms with 4iG Public Limited Company and Corvinus Zrt in relation to the potential sale of 100% of Vodafone Hungary for a total cash consideration equivalent to an enterprise value of €1.8 billion. The transaction is subject to completion of confirmatory due diligence, the agreement of binding transaction documentation and regulatory approval.

Vodacom 13% of Group service revenue
	H1 FY23	H1 FY22	Reported	Organic
	€m	€m	change %	change %*
Total revenue	3,202	2,928	9.4
- Service revenue	2,472	2,271	8.9	3.9
- Other revenue	730	657
Adjusted EBITDAaL	1,084	1,062	2.1	(1.6)
Adjusted EBITDAaL margin	33.9%	36.3%

Total revenue increased by 9.4% to €3.2 billion and Adjusted EBITDAaL increased by 2.1%, primarily due to the strengthening of the local currencies versus the euro.

On an organic basis, Vodacom’s service revenue grew by 3.9%* (Q1: 2.9%*, Q2: 4.8%*) with growth in both South Africa and Vodacom’s international markets. Growth accelerated in Q2 due to a strong performance in Vodacom’s international markets.

In South Africa, service revenue growth was supported by contract price increases, partially offset by lower wholesale revenue and disruptions to the payment of social grants which impacted consumer discretionary spending. We added 113,000 mobile contract customers during the period, supported by consistent growth in both the Consumer and Business segments. Across the overall active customer base, 72% of our mobile customers now use data services. Financial Services revenue in South Africa grew by 8.1%* to €82 million, supported by good demand for our insurance services. Our VodaPay ‘super-app’ has now reached 2.2 million registered users one year after its launch.

In Vodacom’s international markets, service revenue growth was supported by higher M-Pesa transaction volumes, notably in Tanzania in Q2, following reductions in levies on mobile money transactions introduced in the prior year. Growth was also supported by a higher customer base and continued growth in data revenue. M-Pesa revenue as a share of service revenue is now at 24.1%, which is 1.3 percentage points higher compared to the prior year. M-Pesa transaction volume increased by 28.5% over the same period. Our mobile customer base now stands at 43.9 million with 60.9% of our active customer base using data services.

Vodacom’s Adjusted EBITDAaL declined by 1.6%* as service revenue growth was offset by an increase in technology operating expenses as we continued to improve the resilience of our network, higher investment in customer growth, and inflationary cost increases. The Adjusted EBITDAaL margin decreased by 2.2* percentage points to 33.9%.

In November 2021, Vodacom Group announced it had entered into an agreement to acquire Vodafone’s 55.0% shareholding in Vodafone Egypt for a total consideration of €2.4 billion. Following the transaction, Vodafone Group’s ownership in Vodacom Group will increase from 60.5% to 65.1%. The transaction has received regulatory approval from the National Telecom Regulatory Authority of Egypt, and the required exemptions from Egypt's Financial Regulatory Authority. It is anticipated that the remaining conditions will be fulfilled soon, following which the transaction can complete.

Last year, Vodacom announced that it had agreed to acquire a co-controlling 30% interest in the fibre assets currently owned by Community Investment Ventures Holdings (Pty) Limited (‘CIVH’). CIVH owns Vumatel and Dark Fibre Africa, which are South Africa’s largest open access fibre operators. Vodacom’s investment and strategic support will further accelerate the growth trajectory of fibre roll-out in South Africa helping close the digital divide. The transaction recently received approval to proceed from South Africa’s Independent Communications Authority and remains subject to regulatory approval from the country’s Competition Commission.

Further information on our operations in Africa can be accessed here: vodacom.com.

Other Markets 9% of Group service revenue
	H1 FY23	H1 FY22	Reported	Organic
	€m	€m	change %	change %*
Total revenue	1,953	1,958	(0.3)
- Service revenue	1,721	1,752	(1.8)	25.7
- Other revenue	232	206
Adjusted EBITDAaL	671	683	(1.8)	28.2
Adjusted EBITDAaL margin	34.4%	34.9%

Total revenue decreased by 0.3% to €2.0 billion due to the depreciation of local currencies versus the euro, notably with respect to the Turkish lira.

On an organic basis, service revenue continued to grow at 25.7%* (Q1: 24.7%*, Q2: 26.7%) reflecting a higher contribution from Turkey, impacted by accelerating inflation, as well as strong customer base and ARPU growth.

Service revenue growth in Turkey was driven by continued customer base growth, higher visitor revenue, and ongoing repricing actions to reflect increasing inflation in a challenging macroeconomic environment. We maintained our commercial momentum, with 768,000 mobile contract net additions in the period, including migrations from prepaid customers. Customer loyalty rates continued to improve, with mobile contract churn down by 3.3 percentage points year-on-year to 12.4%.

Service revenue in Egypt continued to grow strongly, reflecting strong customer base growth and increased data usage. During the period, we added 1.8 million prepaid mobile customers.

Adjusted EBITDAaL increased by 28.2%* despite the inflationary pressure on our cost base due to worsening macroeconomic conditions. The Adjusted EBITDAaL margin decreased by 0.6* percentage points year-on-year to 34.4%.

Hyperinflationary accounting in Turkey

Turkey now meets the requirements to be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’. The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, for the period commencing 1 April 2022. See note 1 ‘Basis of preparation’ in the unaudited condensed consolidated financial statements for more information.

During the period, service revenue in Turkey increased by 39.9%* and Adjusted EBITDAaL grew by 47.7%* due to ongoing repricing actions to reflect increasing inflation. Organic growth metrics exclude the impact of the hyperinflation adjustment in the period in Turkey. Group service revenue growth excluding Turkey was 1.5%* (Q1: 1.6%*, Q2: 1.4%*) and Adjusted EBITDAaL excluding Turkey declined 3.8%*.

Vantage Towers
	H1 FY23	H1 FY22	Reported	Organic
	€m	€m	change %	change %*
Total revenue	657	611	7.5
- Service revenue	–	–	–	–
- Other revenue	657	611
Adjusted EBITDAaL	330	305	8.2	8.6
Adjusted EBITDAaL margin	50.2%	49.9%

Total revenue increased to €657 million, with 710 new tenancies added during the period, bringing the tenancy ratio to 1.45x. Vantage Towers reached a number of new partnership agreements with customers during the first half of FY23. Vantage Towers reported its results on 14 November 2022. Further information on Vantage Towers can be accessed at: vantagetowers.com.

On 9 November 2022, we announced that we had entered into a strategic co-control partnership with GIP and KKR for Vantage Towers. A new JV will hold our 81.7% stake in Vantage Towers and will make a voluntary takeover offer for the outstanding Vantage Towers shares held by minority shareholders. Further detail on the transaction is available here: investors.vodafone.com/reports-information/results-reports-presentations.

Associates and joint ventures
	H1 FY23	H1 FY22
	€m	€m
VodafoneZiggo Group Holding B.V.	162	(14)
Safaricom Limited	110	115
Indus Towers Limited	–	–
Other	71	10
Share of results of equity accounted associates and joint ventures	343	111

VodafoneZiggo Joint Venture (Netherlands)

The results of VodafoneZiggo, in which Vodafone owns a 50% stake, are reported here under US GAAP, which is broadly consistent with Vodafone’s IFRS basis of reporting.

Total revenue remained stable at €2.0 billion, as mobile contract customer base growth, higher roaming revenue and contractual price increases were offset by a decline in the fixed Consumer customer base.

During the period, VodafoneZiggo added 117,000 mobile contract customers, supported by our best-in-class net promoter score and higher Consumer demand. VodafoneZiggo’s broadband customer base declined by 12,000 customers to 3.3 million due to increased price competition. The number of converged households increased by 11,000, with 38% of broadband customers now converged, delivering significant NPS and customer loyalty benefits. VodafoneZiggo now offers 1 gigabit speeds to 6.8 million homes and is on track to provide nationwide coverage by the end of 2022.

During the period, Vodafone received €90 million in dividends from the joint venture, as well as €26 million in interest payments.

Safaricom Associate (Kenya)

Safaricom service revenue grew to €1.2 billion due to a higher customer base and continued growth in M-Pesa revenue. During H1, Vodafone received €183 million in dividends from Safaricom.

Indus Towers Limited Associate (India)

Following the sale of shares in Indus Towers Limited (‘Indus Towers’) in February and March 2022, the Group holds 567.2 million shares in, equivalent to a 21.0% shareholding.

The Group’s interest in Indus Towers has been provided as security against certain bank borrowings secured against Indian assets and ranking behind this security, as a pledge provided to Indus Towers under the terms of the merger between Indus Towers and Bharti Infratel. Indus Towers has been classified as held for sale in the condensed consolidated statement of financial position since 31 March 2021 and the Group’s share of Indus Towers’ results is not reflected in the Group’s condensed consolidated income statement for H1 2023.

Vodafone Idea Limited Joint Venture (India)

On 31 March 2022, Vodafone Idea completed an equity capital raise, with the Group contributing INR33.75 billion using the proceeds realised from the sale of shares in Indus in February and March 2022. Following the capital raise, the Group’s holding in Vodafone Idea is equivalent to a 47.6% shareholding. On 25 July 2022, the residual proceeds from the sale of such shares in Indus of INR4.36 billion were contributed to Vodafone Idea in exchange for warrants convertible to equity within 18 months.

See Note 12 ‘Contingent liabilities and legal proceedings’ in the unaudited condensed consolidated financial statements for more information’

TPG Telecom Limited Joint Venture (Australia)

Vodafone Group owns an economic interest of 25.05% in TPG Telecom Limited, a fully integrated telecommunications operator in Australia. Hutchison Telecommunications (Australia) Limited owns an equivalent economic interest of 25.05%, with the remaining 49.9% listed as free float on the Australian stock exchange. The Vodafone Group also holds a 50% share of a US$3.5 billion loan facility held within the structure that holds the Group’s equity stake in TPG Telecom.

Net financing costs
	H1 FY23	H1 FY22	Reported
	€m	€m	change %
Investment income	211	129
Financing costs	(1,418)	(1,473)
Net financing costs	(1,207)	(1,344)	10.2
Adjustments for:
Mark-to-market losses	41	397
Foreign exchange losses	299	56
Adjusted net financing costs[1]	(867)	(891)	2.7

Note:

1.	Adjusted net financing costs is a non-GAAP measure. See page 41 for more information.

Net financing costs decreased by €137 million, primarily due to lower mark-to-market losses on options held relating to the Group’s mandatory convertible bonds partially offset by increased foreign exchange losses. Adjusted net financing costs remained broadly stable year-on-year, reflecting consistent average net debt balances and weighted average borrowing costs for both periods.

Taxation
	H1 FY23	H1 FY22	Change
	%	%	pps
Effective tax rate	28.1%	(0.1)%	28.2
Adjusted effective tax rate[1]	26.2%	31.5%	(5.3)

Note:

1.	Adjusted effective tax rate is a non-GAAP measure. See page 41 for more information.

The Group’s effective tax rate for H1 FY23 was 28.1%.

The Group’s adjusted effective tax rate for H1 FY23 was 26.2% (H1 FY22: 31.5%). This is in line with our expectations for the full year tax rate for which we continue to expect a high 20%’s tax rate. The adjusted effective tax rate is lower than the prior year primarily due to changes in the mix of the Group’s profits.

The effective tax rate for H1 FY22 included an increase in our deferred tax assets in the UK of €498 million following the increase in the corporate tax rate to 25% and €274 million following the revaluation of assets for tax purposes in Italy. It also included €155 million relating to the use of losses in Luxembourg. The adjusted effective tax rate for H1 FY22 excluded these amounts.

Earnings per share
					Reported
	H1 FY23		H1 FY22		change
	eurocents		eurocents		eurocents
Basic earnings per share	3.52	c	3.40	c	0.12	c
Adjusted basic earnings per share[1]	6.02	c	4.90	c	1.12	c

Note:

1.	Adjusted basic earnings per share is a non-GAAP measure. See page 41 for more information.

Basic earnings per share was 3.52 eurocents, compared to 3.40 eurocents for H1 FY22.

Adjusted basic earnings per share was 6.02 eurocents, compared to 4.90 eurocents for H1 FY22.

Cash flow, capital allocation and funding

Analysis of cash flow
	H1 FY23	H1 FY22	Reported
	€m	€m	change %
Inflow from operating activities	6,280	6,455	(2.7)
Outflow from investing activities	(4,089)	(2,811)	(45.5)
Outflow from financing activities	(2,993)	(3,795)	21.1
Net cash outflow	(802)	(151)	(431.1)
Cash and cash equivalents at beginning of the financial period	7,371	5,790
Exchange gain on cash and cash equivalents	282	11
Cash and cash equivalents at end of the financial period	6,851	5,650

Cash inflow from operating activities decreased to €6,280 million which reflects higher operating profit, more than offset by working capital movements and higher taxation payments.

Outflow from investing activities increased by 45.5% to €4,089 million, primarily in relation to a lower net inflow in respect of short-term investments, which outweighed higher spend on property, plant and equipment. Short-term investments include highly liquid government and government-backed securities and managed investment funds that are in highly rated and liquid money market investments with liquidity of up to 90 days.

Outflows from financing activities decreased by 21.1% to €2,993 million. Higher inflows from the net movement in short term borrowings arising from collateral receipts outweighed lower proceeds from the issue of long-term borrowings and higher repayment of borrowings, the latter largely resulting from the repayment of debt in relation to licenses and spectrum, notably in Italy.

Analysis of cash flow (continued)
	H1 FY23	H1 FY22	Reported
	€m	€m	change %
Adjusted EBITDAaL[1]	7,244	7,565	(4.2)
Capital additions[2]	(3,541)	(3,365)
Working capital	(3,405)	(3,296)
Disposal of property, plant and equipment and intangible assets	–	8
Restructuring costs	(142)	(149)
Integration capital additions[3]	(101)	(110)
Restructuring and integration working capital	(72)	(141)
Licences and spectrum	(2,181)	(482)
Interest received and paid[4]	(688)	(593)
Taxation	(672)	(577)
Dividends received from associates and joint ventures	463	469
Dividends paid to non-controlling shareholders in subsidiaries	(290)	(399)
Other	140	87
Free cash flow[1]	(3,245)	(983)	(230.1)
Acquisitions and disposals	(98)	111
Equity dividends paid	(1,263)	(1,259)
Share buybacks[4]	(1,004)	(1,062)
Foreign exchange loss	(65)	(119)
Other movements in net debt[5]	1,730	(443)
Net debt increase[1]	(3,945)	(3,755)
Opening net debt[1]	(41,578)	(40,543)
Closing net debt[1]	(45,523)	(44,298)	(2.8)

Free cash flow[1]	(3,245)	(983)
Adjustments:
- Licences and spectrum	2,181	482
- Restructuring costs	142	149
- Integration capital additions[3]	101	110
- Restructuring and integration working capital	72	141
- Vantage Towers growth capital expenditure	236	124
Adjusted free cash flow[1]	(513)	23

Notes:

1.	Adjusted EBITDAaL, Free cash flow, Adjusted free cash flow and Net debt are non-GAAP measures. See page 41 for more information.
2.	See page 51 for an analysis of tangible and intangible additions in the year.
3.	Integration capital additions comprises amounts for the integration of acquired Liberty Global assets and network integration.
4.	Interest received and paid excludes interest on lease liabilities of €153 million outflow (H1 FY22: €134 million) included within Adjusted EBITDAaL, €58m of cash outflow (H1 FY22: €nil) of interest arising from the repayment of debt in respect of licenses and spectrum and €86 million of cash inflow (H1 FY22: €39 million) from the option structures relating to the issue of the mandatory convertible bonds which is included within Share buybacks. The option structures were intended to ensure that the total cash outflow to execute the programme were broadly equivalent to the amounts raised on issuing each tranche.
5.	‘Other movements on net debt’ for H1 FY23 includes mark-to-market losses recognised in the income statement of €127 million (H1 FY22: €397 million loss), together with €1,739 million (H1 FY22: €55 million) in relation to the repayment of debt in relation to licenses and spectrum in Italy.

Adjusted free cash flow decreased by €536 million to an outflow of €513 million in the period. This reflects a decrease in Adjusted EBITDAaL in the period, coupled with higher capital additions, an adverse working capital movement, higher interest payments and higher taxation as the timing of Germany’s taxation payments normalises.

Borrowings and cash position

	Period-end FY23	Year-end FY22	Reported
	€m	€m	change %
Non-current borrowings	(59,907)	(58,131)
Current borrowings	(15,675)	(11,961)
Borrowings	(75,582)	(70,092)
Cash and cash equivalents	7,072	7,496
Borrowings less cash and cash equivalents	(68,510)	(62,596)	(9.4)

Borrowings principally includes bonds of €50,256 million (€48,031 million as at 31 March 2022), lease liabilities of €12,022 million (€12,539 million as at 31 March 2022) and cash collateral liabilities €8,395 million (€2,914 million as at 31 March 2022).

The increase in borrowings of €5,490 million was principally driven by an increase in collateral liabilities of €5,481 million and adverse foreign exchange movements on bonds of €3,109 million, which were partially offset by a decrease in spectrum liabilities of €1,899 million.

Funding position

	Period-end FY23	Year-end FY22	Reported
	€m	€m	change %
Bonds	(50,256)	(48,031)
Bank loans	(1,582)	(1,317)
Other borrowings including spectrum	(1,942)	(3,909)
Gross debt[1]	(53,780)	(53,257)	(1.0)
Cash and cash equivalents	7,072	7,496
Short-term investments[2]	4,402	4,795
Derivative financial instruments[3]	4,424	1,604
Net collateral liabilities[4]	(7,641)	(2,216)
Net debt[1]	(45,523)	(41,578)	(9.5)

Notes:

1.	Gross debt and Net debt are non-GAAP measures. See page 41 for more information.
2.	Short-term investments includes €998 million (€1,446 million as at 31 March 2022) of highly liquid government and government-backed securities and managed investment funds of €3,404 million (€3,349 million as at 31 March 2022) that are in highly rated and liquid money market investments with liquidity of up to 90 days.
3.	Derivative financial instruments excludes derivative movements in cash flow hedging reserves of €2,559 million gain (€1,350 million gain as at 31 March 2022).
4.	Collateral arrangements on derivative financial instruments result in cash being held as security. This is repayable when derivatives are settled and is therefore deducted from liquidity.

Net debt increased by €3,945 million to €45,523 million. This was driven by the free cash outflow of €3,245 million, equity dividends of €1,263 million and share buybacks of €1,004 million (used to offset dilution linked to the conversion of certain mandatory convertible bonds), partially offset by other movements in net debt of €1,730 million relating to the settlement of 5G spectrum in Italy previously included in net debt. Settlement of the liability during the period had no impact on net debt, with the resulting cash payment included in free cash flow.

Other funding obligations to be considered alongside net debt include:

-	Lease liabilities of €12,022 million (€12,539 million as at 31 March 2022)

-	KDG put option liabilities of €486 million (€494 million as at 31 March 2022)

-	Guarantee over Australia joint venture loan of €1,786 million (€1,573 million as at 31 March 2022)

-	Pension liabilities of €281 million (€281 million as at 31 March 2022)

The Group’s gross and net debt includes €9,942 million (€9,942 million as at 31 March 2022) of long-term borrowings (‘Hybrid bonds’) for which a 50% equity characteristic of €4,971 million (€4,971 million as at 31 March 2022) is attributed by credit rating agencies.

The Group’s gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €1,451 million higher value (€1,316 million higher as at 31 March 2022) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euro, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and if it were included would decrease the euro equivalent value of the bonds by €4,363 million (€1,456 million as at 31 March 2022).

Return on capital employed

Return on capital employed (‘ROCE’) reflects how efficiently we are generating profit with the capital we deploy. We calculate two ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE including associates and joint ventures.

	H1 FY23[1]	H1 FY22[1]	Change
	%	%	pps
Pre-tax ROCE (controlled)[2]	6.9%	6.3%	0.6
Post-tax ROCE (controlled and associates/joint ventures)[2]	5.1%	4.3%	0.8

ROCE calculated using GAAP measures[2]	5.2%	3.7%	1.5

Notes:

1.	The half-year ROCE calculation is based on returns for the 12 months ended 30 September.
2.	ROCE is calculated by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Pre-tax ROCE (controlled) and Post-tax ROCE (controlled and associates/joint ventures) are non-GAAP measures. See page 41 for more information.

The increase in pre-tax ROCE (controlled) in H1 FY23 compared to H1 FY22 was largely driven by lower depreciation and amortisation of owned assets. Post-tax ROCE also improved, benefitting also from a higher share of income from associates and joint ventures.

Funding facilities

As at 30 September 2022, the Group had undrawn revolving credit facilities of €8.1 billion comprising euro and US dollar revolving credit facilities of €4.0 billion and US$4.0 billion (€4.1 billion) which mature in 2025 and 2027 respectively. Both committed revolving credit facilities support US and euro commercial paper programmes of up to US$15 billion and €10 billion respectively.

Post employment benefits

As at 30 September 2022, the Group’s net surplus of scheme assets over scheme liabilities was €212 million (€274 million net surplus as at 31 March 2022). See note 10 ‘Post employment benefits’ in the unaudited condensed consolidated financial statements for more information.

Dividends

Dividends will continue to be declared in euros, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow, and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average World Markets Company benchmark rates over the five business days during the week prior to the payment of the dividend.

The Board has announced an interim dividend per share of 4.50 eurocents (H1 FY22: 4.50 eurocents). The ex-dividend date for the interim dividend is 24 November 2022 for ordinary shareholders, the record date is 25 November 2022 and the dividend is payable on 3 February 2023. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

Other significant developments

Board changes

At the Annual General Meeting on 26 July 2022, shareholder approval was obtained for the appointment of Stephen A. Carter, Delphine Ernotte Cunci and Simon Segars as non-executive directors.

Executive Committee changes

On 30 June 2022, Hannes Ametsreiter stepped down from his role as CEO of Vodafone Germany and as a member of the Group Executive Committee. On 1 July 2022, Philippe Rogge became CEO of Vodafone Germany and a member of the Group Executive Committee.

On 29 September, the Group announced the following changes to the Executive Committee:

-	Rosemary Martin, Group General Counsel and Company Secretary, will retire on 31 March 2023.

-	Maaike de Bie, currently Group General Counsel and Company Secretary at easyJet plc, will become Group General Counsel and Company Secretary on 1 March 2023 and will join the Executive Committee.

-	Johan Wibergh, Group Chief Technology Officer, will retire on 31 December 2022.

-	Scott Petty, currently Digital & IT Director, will become Group Chief Technology Officer on 1 January 2023 and will join the Executive Committee.

-	Alberto Ripepi, Group Chief Network Officer, will join the Executive Committee on 1 January 2023.

On 14 November 2022, the Group announced that Christine Ramon will be appointed as a non-executive director with immediate effect.

Vodafone Hungary

On 22 August 2022, the Group announced that it had entered into heads of terms with 4iG Public Limited Company and Corvinus Zrt (a Hungarian state holding company) in relation to the potential sale of 100% of Vodafone Hungary for a total cash consideration equivalent to an enterprise value of HUF 715 billion (€1.8 billion).

The transaction is subject to completion of confirmatory due diligence, the agreement of binding transaction documentation and regulatory approval.

Vodafone Portugal

On 30 September 2022, the Group announced that Vodafone Portugal had entered into an agreement to purchase Cabonitel S.A., the owner of Nowo. The transaction is conditional on regulatory approval, with completion expected in the first half of 2023. Nowo is the 4th largest converged operator in Portugal, with approximately 250,000 mobile subscribers, 140,000 fixed customers and 1 million homes connected.

Vodafone UK

On 3 October 2022, the Group noted press speculation in relation to Vodafone UK and Three UK. The Group confirmed that it is in discussions with CK Hutchison in relation to a possible combination of Vodafone UK and Three UK. The envisaged transaction would involve both companies combining their UK businesses, with Vodafone owning 51% and CK Hutchison owning 49% of the combined business. There can be no certainty that any transaction between the two companies will ultimately be agreed.

Vantage Towers

On 9 November 2022, the Group announced that it had entered into a strategic co-control partnership with GIP and KKR for Vantage Towers. A new JV will hold our 81.7% stake in Vantage Towers and will make a voluntary takeover offer for the outstanding Vantage Towers shares held by minority shareholders. Further detail on the transaction is available here: investors.vodafone.com/reports-information/results-reports-presentations.

Risk factors

The key factors and uncertainties that could have a significant effect on the Group’s financial performance, include the following:

Cyber threat

An external cyber-attack, insider threat or supplier breach could cause service interruption or the loss of confidential data.

Supply chain disruption

Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in increased cost and reduced choice as well as service quality.

Adverse political and policy environment

An adverse political and policy environment could impact our strategy and result in increased costs, create competitive disadvantage or have a negative impact on our return on capital employed.

Strategic transformation

Failure to effectively execute the transformational activities to deliver on our strategy could result in loss of business value and/or additional cost.

Disintermediation

Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams.

Adverse changes in macroeconomic conditions

Adverse changes to economic conditions could result in reduced consumer spending, higher interest rates, adverse inflation, or foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or increase in costs.

Infrastructure competitiveness

Failure to meet customers’ expectations with best available broadband technology in our fixed and mobile networks could lead to loss of revenue.

Portfolio transformation

Failure to effectively execute on plans to transform and shape the portfolio could result in failure to deliver growth in revenue and improved returns.

Adverse market conditions

Increasing competition could lead to price wars, reduced margins, loss of market share and/or damage to market value.

Technology resilience and future readiness

Network, IT or platform outages and/or any delays delivering our IT modernisation programme could lead to dissatisfied customers and/or impact revenue.

Watchlist risks

Our watchlist risk process enables us to monitor material risks to Vodafone Group which fall outside of our top principal risks list. These include, but are not limited to:

Legal compliance

The legal compliance risk is made up of multiple sub-risks (sanctions and trade controls, competition law, anti-bribery and anti-money laundering). Controls are in place to monitor and manage these risks and for compliance with the relevant regulations and legislation.

Risk factors

Data management and privacy

As data volumes continue to grow and regulatory and customer scrutiny increases, it is important that we manage our data and privacy risks effectively.

Electromagnetic field (‘EMF’)

The health and safety of our customers and the wider public has always been, and continues to be, a priority for us. We know that some people are concerned about whether there are risks to health from mobile phones and radio masts. We refer to the current body of scientific evidence so that the services and products we provide are within prescribed safety limits and adhere to all relevant standards and national laws.

Climate change

As part of our commitment to operate ethically and sustainably, we are dedicated to understanding climate-related risks and opportunities and embedding responses to these into our business strategy and operations.

Emerging risks

We have a number of uncertainties where an emerging risk may potentially impact us in the longer term. In some cases, there may be insufficient information to understand the likelihood, impact or velocity of the risk. We also might not be able to fully define a mitigation plan until we have a better understanding of the threat.

We continue to identify new emerging risk trends, using the input from analysis of the external environment. Furthermore, we have strengthened the identification process by involving our functional experts and our global risk community in this emerging risk scanning exercise.

Once the emerging risks are prioritised by the functional experts, scenarios are created to assist in the analysis of each risk. These emerging risks and scenarios are provided to the Risk and Compliance Committee and the Audit and Risk Committee for further scrutiny. During the period, three additional emerging risks were added to our list:

-	Inflation (beyond a three-year period);

-	Generation Z as customers; and

-	Disintermediation (beyond a three-year period).

Macro factors affecting the risk profile

Whilst the Group does not have significant operations in either Russia or Ukraine, Vodafone continues to monitor any potential impacts for the Group and its business. Various countries have implemented trade restrictions, economic measures and financial sanctions against Russia. These measures, together with the wider effects of the war, is having a negative impact on macroeconomic conditions, give rise to regional instability, increase costs, and disrupt supply chains.

Responsibility statement

We confirm that to the best of our knowledge:

-	The unaudited condensed consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board and as contained in UK-adopted international accounting standards; and

-	The interim management report includes a fair review of the information required by Disclosure Guidance and Transparency Rules sourcebook 4.2.7 and Disclosure Guidance and Transparency Rules sourcebook 4.2.8.

Neither the Company nor the directors accept any liability to any person in relation to the half-year financial report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

The names and functions of the Vodafone Group Plc board of directors can be found at:

https://www.vodafone.com/about-vodafone/who-we-are/leadership/board-of-directors

By Order of the Board

Rosemary Martin

Group General Counsel and Company Secretary

15 November 2022

Unaudited condensed consolidated financial statements

Consolidated income statement

		Six months ended 30 September
		2022		2021
	Note	€m		€m
Revenue	2	22,930		22,489
Cost of sales		(15,580)		(15,097)
Gross profit		7,350		7,392
Selling and distribution expenses		(1,711)		(1,675)
Administrative expenses		(2,819)		(2,870)
Net credit losses on financial assets		(332)		(230)
Share of results of equity accounted associates and joint ventures		343		111
Other income/(expense)		104		(108)
Operating profit	2	2,935		2,620
Investment income		211		129
Financing costs		(1,418)		(1,473)
Profit before taxation		1,728		1,276
Income tax (expense)/credit	3	(485)		1
Profit for the financial period		1,243		1,277

Attributable to:
– Owners of the parent		986		996
– Non-controlling interests		257		281
Profit for the financial period		1,243		1,277

Profit per share
Total Group:
– Basic	5	3.52	c	3.40	c
– Diluted	5	3.50	c	3.39	c

Consolidated statement of comprehensive income/expense

	Six months ended 30 September
	2022	2021
	€m	€m
Profit for the financial period	1,243	1,277
Other comprehensive income/(expense):
Items that may be reclassified to the income statement in subsequent periods:
Foreign exchange translation differences, net of tax	(424)	(117)
Other, net of tax[1]	924	1,286
Total items that may be reclassified to the income statement in subsequent periods	500	1,169
Items that will not be reclassified to the income statement in subsequent periods:
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	(42)	200
Total items that will not be reclassified to the income statement in subsequent periods	(42)	200
Other comprehensive income	458	1,369
Total comprehensive income for the financial period	1,701	2,646

Attributable to:
– Owners of the parent	1,415	2,354
– Non-controlling interests	286	292
	1,701	2,646

Note:

1.	Principally includes the impact of the Group’s cash flow hedges deferred to other comprehensive income during the period.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited condensed consolidated financial statements

Consolidated statement of financial position

		30 September	31 March
		2022	2022
	Note	€m	€m
Non-current assets
Goodwill		31,225	31,884
Other intangible assets		20,470	21,360
Property, plant and equipment		39,843	40,804
Investments in associates and joint ventures	7	4,381	4,268
Other investments		1,128	1,073
Deferred tax assets		18,699	19,089
Post employment benefits	10	493	555
Trade and other receivables		10,869	6,383
		127,108	125,416
Current assets
Inventory		991	836
Taxation recoverable		393	296
Trade and other receivables		11,506	11,019
Other investments		7,824	7,931
Cash and cash equivalents		7,072	7,496
		27,786	27,578
Assets held for sale	4	2,546	959
Total assets		157,440	153,953

Equity
Called up share capital		4,797	4,797
Additional paid-in capital		149,085	149,018
Treasury shares		(7,170)	(7,278)
Accumulated losses		(122,521)	(122,118)
Accumulated other comprehensive income		31,262	30,268
Total attributable to owners of the parent		55,453	54,687
Non-controlling interests		2,284	2,290
Total equity		57,737	56,977

Non-current liabilities
Borrowings		59,907	58,131
Deferred tax liabilities		681	520
Post employment benefits	10	281	281
Provisions		1,924	1,881
Trade and other payables		2,447	2,516
		65,240	63,329
Current liabilities
Borrowings		15,675	11,961
Financial liabilities under put option arrangements		486	494
Taxation liabilities		722	864
Provisions		722	667
Trade and other payables		16,614	19,661
		34,219	33,647
Liabilities held for sale	4	244	–
Total equity and liabilities		157,440	153,953

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited condensed consolidated financial statements

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive losses[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2021 brought forward	4,797	150,812	(6,172)	(93,633)	55,804	2,012	57,816
Issue or reissue of shares	–	1	90	(90)	1	–	1
Share-based payments	–	73	–	–	73	6	79
Transactions with non-controlling shareholders in subsidiaries	–	–	–	(38)	(38)	236	198
Comprehensive income	–	–	–	2,354	2,354	292	2,646
Dividends	–	–	–	(1,254)	(1,254)	(391)	(1,645)
Purchase of treasury shares	–	–	(1,048)	–	(1,048)	–	(1,048)
30 September 2021	4,797	150,886	(7,130)	(92,661)	55,892	2,155	58,047

31 March 2022 as reported	4,797	149,018	(7,278)	(91,850)	54,687	2,290	56,977
Adoption of IAS 29[3]	–	–	–	565	565	–	565
1 April 2022 brought forward	4,797	149,018	(7,278)	(91,285)	55,252	2,290	57,542
Issue or reissue of shares	–	1	108	(100)	9	–	9
Share-based payments	–	66	–	–	66	5	71
Transactions with non-controlling shareholders in subsidiaries	–	–	–	(24)	(24)	(12)	(36)
Comprehensive income	–	–	–	1,415	1,415	286	1,701
Dividends	–	–	–	(1,265)	(1,265)	(285)	(1,550)
30 September 2022	4,797	149,085	(7,170)	(91,259)	55,453	2,284	57,737

Notes:

1.	Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
2.	Includes accumulated losses and accumulated other comprehensive income.
3.	This opening balance adjustment relates to the adoption of hyperinflationary accounting in Turkey. See Note 1 ‘Basis of preparation’ for more information.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited condensed consolidated financial statements

Consolidated statement of cash flows

		Six months ended 30 September
		2022	2021
	Note	€m	€m
Inflow from operating activities	8	6,280	6,455

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired		–	(1)
Purchase of interests in associates and joint ventures		(61)	(47)
Purchase of intangible assets		(1,433)	(1,593)
Purchase of property, plant and equipment		(3,456)	(3,118)
Purchase of investments		(871)	(580)
Disposal of property, plant and equipment and intangible assets		–	8
Disposal of investments		1,130	1,930
Dividends received from associates and joint ventures		463	469
Interest received		139	121
Outflow from investing activities		(4,089)	(2,811)

Cash flows from financing activities[1]
Proceeds from issue of long-term borrowings		187	2,282
Repayment of borrowings		(5,549)	(3,771)
Net movement in short-term borrowings		6,194	1,173
Net movement in derivatives		(205)	(110)
Interest paid[2]		(952)	(809)
Purchase of treasury shares		(1,090)	(1,101)
Issue of ordinary share capital and reissue of treasury shares		9	1
Equity dividends paid		(1,263)	(1,259)
Dividends paid to non-controlling shareholders in subsidiaries		(290)	(399)
Other transactions with non-controlling shareholders in subsidiaries		(34)	198
Outflow from financing activities		(2,993)	(3,795)

Net cash outflow		(802)	(151)

Cash and cash equivalents at beginning of the financial period[3]		7,371	5,790
Exchange gain on cash and cash equivalents		282	11
Cash and cash equivalents at end of the financial period[3]		6,851	5,650

Notes:

1.	Includes the issuance of €nil and repayment of €885 million in relation to debt securities (Six months ended 30 September 2021: Issuance of €2,000 million and repayment of €657 million).
2.	Interest paid includes €86 million of cash inflow (Six months ended 30 September 2021: €39 million inflow) on derivative financial instruments for the share buyback related to maturing tranches of mandatory convertible bonds.
3.	Comprises cash and cash equivalents as presented in the consolidated statement of financial position of €7,072 million (€5,824 million as at 30 September 2021), together with overdrafts of €226 million (€174 million as at 30 September 2021) and €5 million (€nil as at 30 September 2021) of cash and cash equivalents included within assets held for sale.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1	Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended 30 September 2022:

•	are prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ (‘IAS 34’) as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the United Kingdom;

•	are presented on a condensed basis as permitted by IAS 34 and therefore do not include all disclosures that would otherwise be required in a full set of financial statements and should be read in conjunction with the Group’s Annual Report for the year ended 31 March 2022;

•	apply, with the exception of the application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ for the Group’s entities reporting in Turkish lira (see below), the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2022, which were prepared in accordance with UK-adopted International Accounting Standards (‘IAS’), with International Financial Reporting Standards (‘IFRS’) as issued by the IASB and with the requirements of the UK Companies Act 2006. Income taxes are accrued using the tax rate that is expected to be applicable for the full financial year, adjusted for certain discrete items which occurred in the interim period in accordance with IAS 34;

•	include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the periods presented;

•	do not constitute statutory accounts within the meaning of section 434(3) of the UK Companies Act 2006; and

•	were approved by the Board of directors on 15 November 2022.

The information relating to the year ended 31 March 2022 is extracted from the Group’s published Annual Report for that year, which has been delivered to the Registrar of Companies, and on which the auditors’ report was unqualified and did not contain any emphasis of matter or statements under section 498(2) or 498(3) of the UK Companies Act 2006.

The preparation of the unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the end of the reporting period, and the reported amounts of revenue and expenses during the period. Actual results could vary from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Going concern

Trading during the period demonstrated a robust operating model for the Group. The Group has a strong liquidity position with €6.9 billion of cash and cash equivalents available as at 30 September 2022 which, together with undrawn revolving credit facilities of €8.1 billion, cover all of the Group’s reasonably expected cash requirements over the going concern period. The Directors have reviewed trading and liquidity forecasts for the Group, which were based on current trading conditions, and considered a variety of scenarios including not being able to access the capital markets during the assessment period. In addition to the liquidity forecasts prepared, the Directors considered the availability of the Group’s revolving credit facilities which were undrawn as at 30 September 2022. As a result of the assessment performed, the Directors have concluded that the Group is able to continue in operation for the period up to and including December 2023 and that it is appropriate to continue to adopt the going concern basis in preparing the unaudited condensed consolidated financial statements.

War in Ukraine

Whilst the Group does not have any significant operations in either Russia or Ukraine, a review was undertaken by management to assess any consequences on the financial statements arising from the conflict or from the resulting sanctions imposed on Russia and Belarus. It was concluded there are no material impacts on the consolidated financial statements for the period ended 30 September 2022.

Critical accounting judgements and estimates

The Group’s critical accounting judgements and estimates are disclosed in the Group’s Annual Report for the year ended 31 March 2022.

Notes to the unaudited condensed consolidated financial statements

1	Basis of preparation (continued)

Judgements relating to potential indicators of impairment

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets as at 31 March.

At interim reporting periods the Group performs a review to identify any indicator of impairment that may indicate that the carrying amount of any of the Group’s cash generating units (‘CGUs’) may not be not recoverable.  As part of this assessment as at 30 September 2022, the Group reviewed the key assumptions underlying the value in use valuations used in the annual impairment test at 31 March 2022. This included the year to date performance of the Group’s CGUs against their budgets, trends in energy and other costs and inflation rates, as well as considering the valuation implications of changes in other factors such as risk free discount rates and the assessment of long term growth rates.

Value in use assessments were performed for Vodafone Italy and Vodafone Spain as at 30 September 2022 reflecting assumptions materially similar to those disclosed in note 4 ‘Impairment losses’ of the consolidated financial statements in the Annual Report for the year ended 31 March 2022.

The Group’s review of the potential impact of indicators of impairment and recoverable amounts did not indicate that the carrying amount of any of the Group’s CGUs was not recoverable as at 30 September 2022.

New accounting pronouncements adopted

On 1 April 2022, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group. Further details are provided in the Group’s Annual Report for the year ended 31 March 2022.

Basis of preparation changes adopted on 1 April 2022 - Hyperinflation in Turkey

As anticipated in the Annual Report for the year ended 31 March 2022 and communicated in the Q1 trading update, Turkey met the requirements to be designated as a hyperinflationary economy under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ in the quarter ended 30 June 2022. The Group has therefore applied hyperinflationary accounting, as specified in IAS 29, at its Turkish operations whose functional currency is the Turkish lira for the reporting period commencing 1 April 2022. This resulted in an opening balance adjustment of €565 million to consolidated equity.

In accordance with IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’, comparative amounts are not restated.

Turkish lira results and non-monetary asset and liability balances for the six months ended 30 September 2022 have been revalued to their present value equivalent local currency amount as at 30 September 2022, based on an inflation index, before translation to euros at the reporting date exchange rate of €1:18.16 TRL. The gain or loss on net monetary assets resulting from IAS 29 application is recognised in the income statement within Other income.

The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows.

The Group has presented the IAS 29 opening balance adjustment to net assets within currency reserves in equity.  Subsequent IAS 29 equity restatement effects and the impact of currency movements are presented within other comprehensive income because such amounts are judged to meet the definition of ‘exchange differences’.

The inflation index selected to reflect the change in purchasing power was the consumer price index (CPI) issued by the Turkish Statistical Institute which has risen by 24% in the six months to 30 September 2022.

The main impacts on the consolidated financial statements for the six months ended 30 September 2022 of the aforementioned adjustments are shown below.

Six months ended 30 September 2022
€m
Revenue	21
Operating profit	(14)
Profit for the financial period	(40)
Non-current assets	780
Equity	659

Notes to the unaudited condensed consolidated financial statements

2	Segmental analysis

Operating segments

The Group’s operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive Officer. The Group has a single group of similar services and products, being the supply of communications services and related products.

Revenue is attributed to a country based on the location of the Group company reporting the revenue. With the exception of Vodacom, which is a legal entity encompassing South Africa and certain other smaller African markets, and Vantage Towers which comprises companies providing mobile tower infrastructure in a number of European markets, segment information is primarily provided on the basis of geographic areas, being the basis on which the Group manages the rest of its worldwide interests. Transactions between operating segments are charged at arm’s-length prices.

The operating segments for Germany, Italy, UK, Spain, Vodacom and Vantage Towers are individually material for the Group and are each reporting segments for which certain financial information is provided. The aggregation of other operating segments into the Other Europe and Other Markets reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe region (comprising Albania, Czech Republic, Greece, Hungary, Ireland, Portugal and Romania), this largely reflects membership or a close association with the European Union, while the Other Markets segment (comprising Egypt, Ghana and Turkey) largely includes developing economies with less stable economic or regulatory environments. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.

Revenue disaggregation

Revenue reported for the period includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component. The tables below and overleaf disaggregate the Group’s revenue by reporting segment.

The table below presents the results for the six months ended 30 September 2022.

	Service revenue	Equipment revenue	Revenue from contracts with customers	Other revenue[1]	Interest revenue	Total segment revenue	Adjusted EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2022
Germany	5,730	675	6,405	178	9	6,592	2,677
Italy	2,125	198	2,323	49	5	2,377	759
UK	2,712	630	3,342	34	16	3,392	685
Spain	1,782	142	1,924	31	10	1,965	445
Other Europe	2,552	281	2,833	53	8	2,894	843
Vodacom	2,472	509	2,981	207	14	3,202	1,084
Other Markets	1,721	230	1,951	2	–	1,953	671
Vantage Towers	–	–	–	657	–	657	330
Common Functions[2]	268	23	291	405	–	696	(250)
Eliminations	(155)	–	(155)	(643)	–	(798)	–
Group	19,207	2,688	21,895	973	62	22,930	7,244

Notes:

1.	Other revenue includes lease revenue recognised under IFRS 16 ‘Leases’.
2.	Comprises central teams and business functions.

Notes to the unaudited condensed consolidated financial statements

2	Segmental analysis (continued)

The table below presents the comparative information for the six months ended 30 September 2021.

	Service revenue	Equipment revenue	Revenue from contracts with customers	Other revenue[1]	Interest revenue	Total segment revenue	Adjusted EBITDAaL
	€m	€m	€m	€m	€m	€m	€m
Six months ended 30 September 2021
Germany	5,777	475	6,252	183	12	6,447	2,892
Italy	2,187	265	2,452	49	6	2,507	917
UK	2,521	593	3,114	30	17	3,161	638
Spain	1,866	178	2,044	33	13	2,090	445
Other Europe	2,502	248	2,750	52	8	2,810	836
Vodacom	2,271	455	2,726	190	12	2,928	1,062
Other Markets	1,752	201	1,953	5	–	1,958	683
Vantage Towers	–	–	–	611	–	611	305
Common Functions[2]	252	31	283	424	–	707	(213)
Eliminations	(118)	–	(118)	(611)	(1)	(730)	–
Group	19,010	2,446	21,456	966	67	22,489	7,565

Notes:

1.	Other revenue includes lease revenue recognised under IFRS 16 ‘Leases’.
2.	Comprises central teams and business functions.

A reconciliation of Adjusted EBITDAaL, the Group’s measure of segment profit, to the Group’s profit before taxation for the financial period is shown below.

	Six months ended 30 September
	2022	2021
	€m	€m
Adjusted EBITDAaL	7,244	7,565
Restructuring costs	(142)	(172)
Interest on lease liabilities	204	199
Loss on disposal of property, plant & equipment and intangible assets	(11)	(26)
Depreciation and amortisation on owned assets	(4,807)	(4,949)
Share of results of equity accounted associates and joint ventures	343	111
Other income/(expense)	104	(108)
Operating profit	2,935	2,620
Investment income	211	129
Financing costs	(1,418)	(1,473)
Profit before taxation	1,728	1,276

The Group’s non-current assets are disaggregated as follows:

	30 September	31 March
	2022	2022
	€m	€m
Non-current assets[1]
Germany	42,709	43,190
Italy	10,129	10,519
UK	5,847	6,226
Spain	6,129	6,433
Other Europe	6,855	8,548
Vodacom	6,319	6,383
Other Markets	3,349	2,467
Vantage Towers	8,190	8,179
Common Functions[2]	2,011	2,103
Group	91,538	94,048

Notes:

1.	Comprises goodwill, other intangible assets and property, plant & equipment.
2.	Comprises central teams and business functions.

Notes to the unaudited condensed consolidated financial statements

3	Taxation

	Six months ended 30 September
	2022	2021
	€m	€m
United Kingdom corporation tax (expense)/income
Current period	(4)	(6)
Adjustments in respect of prior periods	9	15
Overseas current tax (expense)/income
Current period	(446)	(730)
Adjustments in respect of prior periods	12	(26)
Total current tax expense	(429)	(747)

Deferred tax on origination and reversal of temporary differences
United Kingdom deferred tax	(10)	544
Overseas deferred tax	(46)	204
Total deferred tax (expense)/credit	(56)	748

Total income tax (expense)/credit	(485)	1

Deferred tax on losses in Luxembourg

The tax charge for the six months ended 30 September 2022 includes deferred tax on the use of losses in Luxembourg. The Group would not recognise losses in Luxembourg which would be forecast to be used beyond 60 years. Current volatility in interest rates means that the period over which we expect to recover the losses is shorter than the 45 to 48 years disclosed as at 31 March 2022. The actual use of these losses and the period over which they may be used is dependent on many factors including the level of profitability in Luxembourg, changes in tax law and any changes to the structure of the Group.

Further details about the Group’s tax losses can be found in Note 6 ‘Taxation’ to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2022.

Notes to the unaudited condensed consolidated financial statements

4	Assets and liabilities held for sale

Assets and liabilities held for sale as at 30 September 2022 comprised (i) Vodafone Hungary and (ii) the Group’s 21.0% interest in Indus Towers. Assets held for sale as at 31 March 2022 comprised the Group’s 21.0% interest in Indus Towers.

On 22 August 2022, the Group announced that it had entered into heads of terms with 4iG Public Limited Company and Corvinus Zrt (a Hungarian state holding company) in relation to the potential sale of 100% of Vodafone Magyarország Távközlési Zrt (‘Vodafone Hungary’) for a total cash consideration equivalent to an enterprise value of HUF 715 billion (€1.8 billion).

The Group’s interest in Indus Towers has been provided as security against certain bank borrowings.

The relevant assets and liabilities are detailed in the table below.

	30 September	31 March
	2022	2022
	€m	€m
Non-current assets
Goodwill	412	–
Other intangible assets	474	–
Property, plant and equipment	440	–
Investments in associates and joint ventures	1,014	959
Trade and other receivables	18	–
	2,358	959
Current assets
Inventory	12	–
Trade and other receivables	171	–
Cash and cash equivalents	5	–
	188	–
Total assets	2,546	959

Non-current liabilities
Borrowings	47	–
Deferred tax liabilities	16	–
Provisions	23	–
Trade and other payables	1	–
	87	–
Current liabilities
Borrowings	15	–
Provisions	6	–
Trade and other payables	136	–
	157	–
Total liabilities	244	–

Net assets and liabilities held for sale	2,302	959

As part of the disposal of Vodafone Hungary, the Group will realise a loss comprising the cumulative foreign exchange losses arising from the retranslation of the consolidated net assets of Vodafone Hungary (which has a functional currency of Hungarian Forint) to the Group’s presentation currency in the period from acquisition of the Group’s interest to the date of disposal. This foreign exchange is required to be recycled to the income statement from the translation reserve. Based on the 30 September 2022 exchange rate of €:HUF: 423.0, a loss of approximately €0.3 billion would arise. The actual loss from the recycling of foreign exchange previously recognised in equity that would be recognised on disposal, will depend on the €:HUF exchange rate at the date of completion.

Notes to the unaudited condensed consolidated financial statements

5	Earnings per share

	Six months ended 30 September
	2022	2021
	Millions	Millions
Weighted average number of shares for basic earnings per share	28,037	29,331
Effect of dilutive potential shares: restricted shares and share options	104	84
Weighted average number of shares for diluted earnings per share	28,141	29,415

Earnings per share attributable to owners of the parent during the period
	Six months ended 30 September
	2022	2021
	€m	€m
Profit for basic and diluted earnings per share	986	996

	eurocents	eurocents
Basic profit per share	3.52	3.40
Diluted profit per share	3.50	3.39

6	Equity dividends

	Six months ended 30 September
	2022	2021
	€m	€m
Declared during the financial period:
Final dividend for the year ended 31 March 2022: 4.50 eurocents per share (2021: 4.50 eurocents per share)	1,265	1,254
Proposed after the end of the reporting period and not recognised as a liability:
Interim dividend for the year ending 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share)	1,237	1,229

7	Investment in associates and joint ventures

	30 September	31 March
	2022	2022
	€m	€m
INWIT S.p.A.[1]	–	2,851
VodafoneZiggo Group Holding B.V.	893	822
TPG Telecom Limited	123	84
Other	49	24
Investment in joint ventures	1,065	3,781
INWIT S.p.A.[1]	2,778	–
Safaricom PLC	478	428
Other	60	59
Investment in associates	3,316	487
	4,381	4,268

Note:

1.	The shareholders' agreement between the Group and Telecom Italia was terminated on 3 August 2022 due to a change in Telecom Italia's shareholding in INWIT S.p.A. As a result, INWIT S.p.A. ceased to be a joint venture of the Group and is now classified as an associate.

Notes to the unaudited condensed consolidated financial statements

8	Reconciliation of net cash flow from operating activities

	Six months ended 30 September
	2022	2021
	€m	€m
Profit for the financial period	1,243	1,277
Investment income	(211)	(129)
Financing costs	1,418	1,473
Income tax expense/(credit)	485	(1)
Operating profit	2,935	2,620
Adjustments for:
Share-based payments and other non-cash charges	46	98
Depreciation and amortisation	6,853	6,952
Loss on disposal of property, plant & equipment and intangible assets	9	26
Share of results of equity accounted associates and joint ventures	(343)	(111)
Other (income)/expense	(104)	108
Increase in inventory	(175)	(41)
Increase in trade and other receivables	(1,381)	(1,254)
Decrease in trade and other payables	(888)	(1,366)
Cash generated by operations	6,952	7,032
Taxation	(672)	(577)
Net cash flow from operating activities	6,280	6,455

9	Fair value of financial instruments

The table below sets out the financial instruments held at fair value by the Group.

	30 September	31 March
	2022	2022
	€m	€m
Financial assets at fair value:
Money market funds (included within Cash and cash equivalents)[1]	4,521	5,276
Debt and equity securities (included within Other investments)[2]	5,992	6,398
Derivative financial instruments (included within Trade and other receivables)[2,3]	8,769	4,626
Trade receivables at fair value through Other comprehensive income (included within Trade and other receivables)[2]	1,967	1,408
	21,249	17,708
Financial liabilities at fair value:
Derivative financial instruments (included within Trade and other payables)[2,3]	1,786	1,672
	1,786	1,672

Notes:

1.	Items are measured at fair value and the valuation basis is Level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.
2.	Quoted debt and equity securities of €2,537 million (€2,997 million as at 31 March 2022) are Level 1 classification which comprises items where fair value is determined by unadjusted quoted prices in active markets. The remaining items are measured at fair value and the basis is Level 2 classification which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.
3.	€8,524 million (€4,216 million as at 31 March 2022) of derivative financial assets and €1,596 million (€1,506 million as at 31 March 2022) of derivative financial liabilities are classified as non-current.

The fair value of the Group’s financial liabilities held at amortised cost approximates to fair value with the exception of non-current bonds with a carrying value of €48,299 million (€46,156 million as at 31 March 2022) and a fair value of €40,722 million (€46,348 million as at 31 March 2022). Fair value is based on Level 1 of the fair value hierarchy using quoted market prices.

The fair value of the Group's financial assets held at amortised cost approximate to fair value with the exception of non-current debt securities with a carrying value of €1,003 million (€930 million as at 31 March 2022) and a fair value of €735 million (€830 million as at 31 March 2022). Fair value is based on Level 2 of the fair value hierarchy which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Notes to the unaudited condensed consolidated financial statements

10	Post employments benefits

Significant movements have been recorded in respect of the gross assets held by and liabilities of the Group’s pension schemes in the period. The Group has obtained valuations for its most material schemes in the UK, Germany and Ireland. Key financial information is presented below.

The Group’s plan liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below.

	30 September	31 March
	2022	2022
	%	%
Weighted average actuarial assumptions used[1]:
Rate of inflation[2]	3.2%	3.3%
Discount rate	4.7%	2.4%

Notes:

1.	Figures shown represent a weighted average assumption of the Group’s plans in the UK, Germany and Ireland.
2.	This rate of increase in pensions in payment and deferred revaluation are dependent on the rate of inflation.

Assumptions relating to life expectancy are unchanged from 31 March 2022.

Charges made to the consolidated income statement and consolidated statement of comprehensive income (‘SOCI’) on the basis of the assumptions stated above are:

	Six months ended 30 September
	2022	2021
	€m	€m
Total net cost/(credit) included within staff costs	6	(58)
Actuarial (losses)/gains recognised in the SOCI	(63)	246

The Group’s overall net surplus is analysed as follows:

	30 September	31 March
	2022	2022
	€m	€m
Assets	493	555
Liabilities	(281)	(281)
Net surplus	212	274

An analysis of the net surplus is provided below for the Vodafone UK Group Pension Scheme, comprising the Vodafone Section and the Cable & Wireless Section (‘CWW Section’).

	Vodafone Section		CWW Section
	30 September	31 March	30 September	31 March
	2022	2022	2022	2022
	€m	€m	€m	€m
Analysis of net surplus:
Total fair value of plan assets	2,026	3,399	1,886	2,850
Present value of plan liabilities	(1,856)	(3,166)	(1,648)	(2,565)
Net surplus	170	233	238	285
Net surplus are analysed as:
Assets	170	233	238	285

On 18 October 2022, the Group entered into short term liquidity facilities with both sections of the Vodafone UK Pension Scheme (‘the UK scheme’) for an aggregate amount of £450 million.  These facilities can be used for short-term liquidity purposes in connection with potential future collateral calls, with the intention of reducing the risk the UK Scheme would be required to dispose of assets at short notice in the event of significant increases in interest rates. Drawings can be made from the facility until 27 January 2023, with all amounts borrowed required to be repaid by 28 February 2023.  No amounts were drawn under these facilities at the date of this report.

Notes to the unaudited condensed consolidated financial statements

11	Related party transactions

Transactions with joint ventures and associates

Related party transactions with the Group’s joint ventures and associates primarily consists of fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling ventures. No related party transactions have been entered into during the period which might reasonably affect any decisions made by the users of these unaudited condensed consolidated financial statements except as disclosed below.

	Six months ended 30 September
	2022	2021
	€m	€m
Sales of goods and services to associates	11	10
Purchase of goods and services from associates	65	4
Sales of goods and services to joint arrangements	110	103
Purchase of goods and services from joint arrangements	69	132
Interest expense payable to associates[1]	25	–
Interest income receivable from joint arrangements[1]	22	26
Interest expense payable to joint arrangements[1]	–	26

	30 September	31 March
	2022	2022
	€m	€m
Trade balances owed:
by associates	16	8
to associates	8	6
by joint arrangements	122	139
to joint arrangements	59	34
Other balances owed by associates	-	80
Other balances owed to associates[2]	1,449	–
Other balances owed by joint arrangements[1]	986	1,080
Other balances owed to joint arrangements[2]	189	1,561

Notes:

1.	Amounts arise primarily through VodafoneZiggo Group Holding B.V., TPG Telecom Limited and INWIT S.p.A. Interest is charged in line with market rates.
2.	Amounts are primarily in relation to leases of tower space from INWIT S.p.A. which was classified as a joint venture in the comparative period but is now classified as an associate. See note 7 ‘Investment in associates and joint ventures’ for more information.

In the six months ended 30 September 2022, the Group made contributions to defined benefit pension schemes of €11 million (Six months ended 30 September 2021: €12 million).

In the six months ended 30 September 2022, dividends of €1.2 million were paid to Board and Executive Committee members (Six months ended 30 September 2021: €1.1 million).

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

12	Contingent liabilities and legal proceedings

Note 28 ‘Commitments’ and Note 29 ‘Contingent liabilities and legal proceedings’ to the consolidated financial statements of Vodafone Group Plc for the year ended 31 March 2022 set forth the Group’s commitments, contingent liabilities and legal proceedings as at 31 March 2022. There have been no material changes during the period covered by this report.

Notes to the unaudited condensed consolidated financial statements

13	Subsequent events

On 9 November 2022, the Group announced that it had entered into a strategic co-control partnership with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR (together the ‘Consortium’) for Vodafone’s 81.7% stake in Vantage Towers A.G. (’Vantage Towers’). Vodafone and the Consortium have created a joint venture (‘JV’) which will hold Vodafone’s 81.7% stake in Vantage Towers. The JV will make a voluntary takeover offer (‘VTO’) for the remaining 18.3% of shares in Vantage Towers at €32 per share.

The Consortium will acquire JV shares from Vodafone for cash consideration of €32 per share. The Consortium has fully committed equity in place to obtain a shareholding in the JV of between 32% and 40%, depending on the level of take-up in the VTO by minority shareholders. The Consortium intends to raise additional equity before completion to reach a shareholding of 50%. The Group’s minimum net cash proceeds will be €3.2bn based on 100% take up in the VTO. The maximum total net cash proceeds to Vodafone based on a 50% shareholding for the Consortium and 100% take up in the VTO will be €5.8 billion. The transaction is conditional on regulatory clearance and is expected to close in the first half of 2023.

On 9 November 2022, RRJ Capital entered into an irrevocable undertaking to accept the VTO in respect of its 2.4% shareholding in Vantage Towers. On 13 November 2022, the Group entered into an agreement to purchase Digital Bridge’s 4.1% shareholding in Vantage Towers at the offer price of €32 per share and committed to tender these shares into the VTO. This means that the JV will hold a minimum shareholding of 88.3% in Vantage Towers following completion of the VTO.

Independent review report to Vodafone Group Plc

Conclusion

We have been engaged by Vodafone Group Plc (the Company) to review the unaudited condensed consolidated financial statements in the half yearly financial report for the six months ended 30 September 2022 which comprise the consolidated income statement, the consolidated statement of comprehensive income/expense, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated statement of cash flows and the related notes 1 to 13. We have read the other information contained in the half yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the unaudited condensed consolidated financial statements.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half yearly financial report for the six months ended 30 September 2022 is not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements 2410 (UK) "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Financial Reporting Council. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the Group will be prepared in accordance with UK adopted international accounting standards and International Financial Reporting Standards as issued by the IASB. The condensed set of financial statements included in this half yearly financial report has been prepared in accordance with UK adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusions Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that management have inappropriately adopted the going concern basis of accounting or that management have identified material uncertainties relating to going concern that are not appropriately disclosed.

This conclusion is based on the review procedures performed in accordance with this ISRE, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the half yearly financial report in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the half yearly financial report, the directors are responsible for assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of financial information

In reviewing the half yearly report, we are responsible for expressing to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report. Our conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the Company in accordance with guidance contained in International Standard on Review Engagements 2410 (UK) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Ernst & Young LLP

London

15 November 2022

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly-titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Adjusted EBITDAaL	Page 42	Operating profit	Page 6
Organic Adjusted EBITDAaL growth	Page 42	Not applicable	Page 43
Organic revenue growth	Page 42	Revenue	Pages 43 and 44
Organic Group service revenue growth excluding Turkey	Page 42	Service revenue	Pages 43 and 44
Organic Group Adjusted EBITDAaL growth excluding Turkey	Page 42	Not applicable	Page 43
Organic service revenue growth	Page 42	Service revenue	Pages 43 and 44
Organic mobile service revenue growth	Page 42	Service revenue	Pages 43 and 44
Organic fixed service revenue growth	Page 42	Service revenue	Pages 43 and 44
Organic Vodafone Business service revenue growth	Page 42	Service revenue	Pages 43 and 44
Organic financial services revenue growth in South Africa	Page 42	Service revenue	Pages 43 and 44
Other metrics
Adjusted profit attributable to owners of the parent	Page 45	Profit attributable to owners of the parent	Page 45
Adjusted basic earnings per share	Page 45	Basic earnings per share	Page 46
Cash flow, funding and capital allocation metrics
Free cash flow	Page 46	Inflow from operating activities	Page 47
Adjusted free cash flow	Page 46	Inflow from operating activities	Pages 18 and 47
Gross debt	Page 46	Borrowings	Page 47
Net debt	Page 46	Borrowings less cash and cash equivalents	Page 47
Pre-tax ROCE (controlled)	Page 48	ROCE calculated using GAAP measures	Pages 48 and 49
Post-tax ROCE (controlled and associates/joint ventures)	Page 48	ROCE calculated using GAAP measures	Pages 48 and 49
Financing and Taxation metrics
Adjusted net financing costs	Page 50	Net financing costs	Page 16
Adjusted profit before taxation	Page 50	Profit before taxation	Page 50
Adjusted income tax expense	Page 50	Income tax expense	Page 50
Adjusted effective tax rate	Page 50	Income tax expense	Page 50
Adjusted share of results of equity accounted associates and joint ventures	Page 50	Share of results of equity accounted associates and joint ventures	Page 51
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	Page 50	Share of results of equity accounted associates and joint ventures	Page 51

Non-GAAP measures

Performance metrics

Non-GAAP measure	Purpose	Definition
Adjusted EBITDAaL

Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.

It is a key external metric used by the investor community to assess performance of our operations.

It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

Organic growth

All amounts marked with an ‘*’ in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustments in Turkey and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue and profitability metrics, as follows:

-	Adjusted EBITDAaL;

-	Revenue;
-	Group service revenue excluding Turkey[1];
-	Group Adjusted EBITDAaL excluding Turkey[1];
-	Service revenue;
-	Mobile service revenue;
-	Fixed service revenue;
-	Vodafone Business service revenue; and
-	Financial services revenue in South Africa.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-	It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

-	It is used for internal performance analysis; and
-	It facilitates comparability of underlying growth with other companies (although the term ‘organic’ is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Note:

1.	This is a new non-GAAP measure for FY23 and has been included because of the hyperinflationary environment in Turkey.

Non-GAAP measures

Six months ended 30 September 2022

			Reported	M&A and	Foreign	Organic
	H1 FY23	H1 FY22	growth	Other	exchange	growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	5,730	5,777	(0.8)	–	–	(0.8)
Mobile service revenue	2,546	2,541	0.2	–	–	0.2
Fixed service revenue	3,184	3,236	(1.6)	–	–	(1.6)
Italy	2,125	2,187	(2.8)	-	–	(2.8)
Mobile service revenue	1,507	1,589	(5.2)	–	–	(5.2)
Fixed service revenue	618	598	3.3	0.1	–	3.4
UK	2,712	2,521	7.6	–	(0.9)	6.7
Mobile service revenue	2,003	1,797	11.5	–	(1.0)	10.5
Fixed service revenue	709	724	(2.1)	–	(0.7)	(2.8)
Spain	1,782	1,866	(4.5)	–	–	(4.5)
Other Europe	2,552	2,502	2.0	–	0.7	2.7
Vodacom	2,472	2,271	8.9	–	(5.0)	3.9
Other Markets	1,721	1,752	(1.8)	(1.2)	28.7	25.7
Of which: Turkey	676	815	(17.1)	(3.5)	60.5	39.9
Vantage Towers	–	–	–	–	–	–
Common Functions	268	252
Eliminations	(155)	(118)
Total service revenue	19,207	19,010	1.0	–	1.5	2.5
Other revenue	3,723	3,479
Revenue	22,930	22,489	2.0	(0.1)	1.5	3.4

Other growth metrics
Group service revenue excluding Turkey	18,549	18,212	1.9	–	(0.4)	1.5
Group adjusted EBITDAaL excluding Turkey	7,029	7,283	(3.5)	–	(0.3)	(3.8)
Vodafone Business - Service revenue	5,149	5,086	1.2	0.6	0.8	2.6
South Africa - Financial services revenue	82	66	24.2	–	(16.1)	8.1

Adjusted EBITDAaL
Germany	2,677	2,892	(7.4)	-	–	(7.4)
Italy	759	917	(17.2)	(0.1)	–	(17.3)
UK	685	638	7.4	-	(0.8)	6.6
Spain	445	445	–	0.2	–	0.2
Other Europe	843	836	0.8	–	0.7	1.5
Vodacom	1,084	1,062	2.1	–	(3.7)	(1.6)
Other Markets	671	683	(1.8)	4.8	25.2	28.2
Of which: Turkey	215	282	(23.8)	16.1	55.4	47.7
Vantage Towers	330	305	8.2	–	0.4	8.6
Common Functions	(250)	(213)
Eliminations	–	–
Group	7,244	7,565	(4.2)	0.4	1.2	(2.6)

Percentage point change in Adjusted EBITDAaL margin
Germany	40.6%	44.9%	(4.3)	–	–	(4.3)
Italy	31.9%	36.6%	(4.7)	–	–	(4.7)
UK	20.2%	20.2%	–	–	–	–
Spain	22.6%	21.3%	1.3	0.1	–	1.4
Other Europe	29.1%	29.8%	(0.7)	–	–	(0.7)
Vodacom	33.9%	36.3%	(2.4)	–	0.2	(2.2)
Other Markets	34.4%	34.9%	(0.5)	1.7	(1.8)	(0.6)
Vantage Towers	50.2%	49.9%	0.3	–	0.2	0.5
Group	31.6%	33.6%	(2.0)	0.1	(0.1)	(2.0)

Non-GAAP measures

Quarter ended 30 September 2022

			Reported	M&A and	Foreign	Organic
	Q2 FY23	Q2 FY22	growth	Other	exchange	growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,873	2,905	(1.1)	-	–	(1.1)
Mobile service revenue	1,282	1,287	(0.4)	–	–	(0.4)
Fixed service revenue	1,591	1,618	(1.7)	-	–	(1.7)
Italy	1,073	1,111	(3.4)	-	–	(3.4)
Mobile service revenue	762	807	(5.6)	-	–	(5.6)
Fixed service revenue	311	304	2.3	0.3	–	2.6
UK	1,352	1,265	6.9	–	–	6.9
Mobile service revenue	1,000	902	10.9	–	(0.1)	10.8
Fixed service revenue	352	363	(3.0)	-	0.1	(2.9)
Spain	884	941	(6.1)	0.1	–	(6.0)
Other Europe	1,298	1,274	1.9	–	1.0	2.9
Vodacom	1,258	1,145	9.9	–	(5.1)	4.8
Other Markets	907	923	(1.7)	(2.2)	30.6	26.7
Vantage Towers	–	–	–	–	–	–
Common Functions	140	127
Eliminations	(92)	(71)
Total service revenue	9,693	9,620	0.8	(0.1)	1.8	2.5
Other revenue	1,959	1,768
Revenue	11,652	11,388	2.3	(0.2)	2.0	4.1

Other growth metrics
Group service revenue excluding Turkey	9,344	9,201	1.6	–	(0.2)	1.4
Vodafone Business - Service revenue	2,591	2,544	1.8	0.5	1.1	3.4
South Africa - Financial services revenue	42	33	27.3	–	(15.7)	11.6

Quarter ended 30 June 2022

	Q1 FY23	Q1 FY22	Reported growth	M&A and Other	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,857	2,872	(0.5)	–	–	(0.5)
Mobile service revenue	1,264	1,254	0.8	–	–	0.8
Fixed service revenue	1,593	1,618	(1.5)	(0.1)	–	(1.6)
Italy	1,052	1,076	(2.2)	(0.1)	–	(2.3)
Mobile service revenue	745	782	(4.7)	–	–	(4.7)
Fixed service revenue	307	294	4.4	(0.2)	–	4.2
UK	1,360	1,256	8.3	–	(1.8)	6.5
Mobile service revenue	1,003	895	12.1	–	(1.8)	10.3
Fixed service revenue	357	361	(1.1)	–	(1.6)	(2.7)
Spain	898	925	(2.9)	(0.1)	–	(3.0)
Other Europe	1,254	1,228	2.1	–	0.4	2.5
Vodacom	1,214	1,126	7.8	–	(4.9)	2.9
Other Markets	814	829	(1.8)	(0.1)	26.6	24.7
Vantage Towers	–	–	–	–	–	–
Common Functions	128	125
Eliminations	(63)	(47)
Total service revenue	9,514	9,390	1.3	–	1.2	2.5
Other revenue	1,764	1,711
Revenue	11,278	11,101	1.6	–	1.1	2.7

Other growth metrics
Group service revenue excluding Turkey	9,205	9,011	2.2	–	(0.6)	1.6
Vodafone Business - Service revenue	2,558	2,542	0.6	0.7	0.4	1.7
South Africa - Financial services revenue	40	33	21.2	–	(16.6)	4.6

Non-GAAP measures

Other metrics

Non-GAAP measure	Purpose	Definition
Adjusted profit attributable to owners of the parent	This metric is used in the calculation of adjusted basic earnings per share.	Adjusted profit attributable to owners of the parent excludes restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, impairment losses, other income and expense and mark-to-market and foreign exchange movements, together with related tax effects.
Adjusted basic earnings per share	This performance measure is used in discussions with the investor community.	Adjusted basic earnings per share is Adjusted profit attributable to owners of the parent divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.

Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent

The table below reconciles Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent to their closest equivalent GAAP measures, being Operating profit and Profit attributable to owners of the parent, respectively.

	H1 FY23			H1 FY22
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
	€m	€m	€m	€m	€m	€m
Adjusted EBITDAaL	7,244	–	7,244	7,565	–	7,565
Restructuring costs	(142)	142	–	(172)	172	–
Interest on lease liabilities	204	–	204	199	–	199
Loss on disposal of property, plant & equipment and intangible assets	(11)	–	(11)	(26)	–	(26)
Depreciation and amortisation on owned assets[1]	(4,807)	250	(4,557)	(4,949)	253	(4,696)
Share of results of equity accounted associates and joint ventures[2]	343	120	463	111	137	248
Other income/(expense)	104	(104)	–	(108)	108	–
Operating profit	2,935	408	3,343	2,620	670	3,290
Investment income	211	–	211	129	–	129
Financing costs	(1,418)	340	(1,078)	(1,473)	453	(1,020)
Profit before taxation	1,728	748	2,476	1,276	1,123	2,399
Income tax (expense)/credit	(485)	(42)	(527)	1	(679)	(678)
Profit for the financial period	1,243	706	1,949	1,277	444	1,721

Profit attributable to:
– Owners of the parent	986	703	1,689	996	442	1,438
– Non-controlled interests	257	3	260	281	2	283
Profit for the financial period	1,243	706	1,949	1,277	444	1,721

Notes:

1.	Reported depreciation and amortisation excludes depreciation on leased assets and loss on disposal of leased assets included within Adjusted EBITDAaL. Refer to Additional Information on page 51 for an analysis of depreciation and amortisation. The adjustments of €250 million (H1 FY22: €253 million) relate to amortisation of customer bases and brand intangible assets.
2.	Refer to page 51 for a breakdown of the adjustments to Share of results of equity accounted associates and joint ventures to derive Adjusted share of results of equity accounted associates and joint ventures.

Non-GAAP measures

Adjusted basic earnings per share

The reconciliation of adjusted basic earnings per share to the closest equivalent GAAP measure, basic earnings per share, is provided below.

	H1 FY23		H1 FY22
	€m		€m
Profit attributable to owners of the parent	986		996
Adjusted profit attributable to owners of the parent	1,689		1,438

	Million		Million
Weighted average number of shares outstanding - Basic	28,037		29,331

	eurocents		eurocents
Basic earnings per share	3.52	c	3.40	c
Adjusted basic earnings per share	6.02	c	4.90	c

Cash flow, funding and capital allocation metrics

Cash flow and funding

Non-GAAP measure	Purpose	Definition
Free cash flow

Internal performance reporting.

External metric used by investor community.

Assists comparability with other companies, although our metric may not be directly comparable to similarly titled measures used by other companies.

Free cash flow is Adjusted EBITDAaL after cash flows in relation to capital additions, working capital, disposal of property, plant and equipment, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, licences and spectrum, interest received and paid, taxation, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries and payments in respect of lease liabilities.
Adjusted free cash flow

Internal performance reporting.

External metric used by investor community.

Setting director and management remuneration.

Key external metric used to evaluate liquidity and the cash generated by our operations.

Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, M&A and Vantage Towers growth capital expenditure.

Growth capital expenditure is total capital expenditure excluding maintenance-type expenditure.

Gross debt	Prominent metric used by debt rating agencies and the investor community.	Non-current borrowings and current borrowings, excluding lease liabilities, collateral liabilities and borrowings specifically secured against Indian assets.
Net debt	Prominent metric used by debt rating agencies and the investor community.	Gross debt less cash and cash equivalents, short-term investments, derivative financial instruments excluding mark-to-market adjustments and net collateral assets.

Non-GAAP measures

Cash flow and funding (continued)

The table below presents the reconciliation between Inflow from operating activities and Free cash flow.

	H1 FY23	H1 FY22
	€m	€m
Inflow from operating activities	6,280	6,455
Net tax paid	672	577
Cash generated by operations	6,952	7,032
Capital additions	(3,541)	(3,365)
Working capital movement in respect of capital additions	(966)	(739)
Disposal of property, plant and equipment and intangible assets	–	8
Integration capital additions	(101)	(110)
Working capital movement in respect of integration capital additions	(69)	(76)
Licences and spectrum	(2,181)	(482)
Interest received and paid	(841)	(727)
Taxation	(672)	(577)
Dividends received from associates and joint ventures	463	469
Dividends paid to non-controlling shareholders in subsidiaries	(290)	(399)
Payments in respect of lease liabilities	(2,003)	(2,056)
Other	4	39
Free cash flow	(3,245)	(983)

The table below presents the reconciliation between Borrowings, Gross debt and Net debt.

	Period-end FY23	Year-end FY22
	€m	€m
Borrowings	(75,582)	(70,092)
Lease liabilities	12,022	12,539
Bank borrowings secured against Indian assets	1,385	1,382
Collateral liabilities	8,395	2,914
Gross debt	(53,780)	(53,257)
Collateral liabilities	(8,395)	(2,914)
Cash and cash equivalents	7,072	7,496
Short-term investments	4,402	4,795
Collateral assets	754	698
Derivative financial instruments	6,983	2,954
Less mark-to-market gains deferred in hedge reserves	(2,559)	(1,350)
Net debt	(45,523)	(41,578)

Non-GAAP measures

Return on Capital Employed

Non-GAAP measure	Purpose	Definition
Return on Capital Employed (‘ROCE’)	ROCE is a metric used by the investor community and reflects how efficiently we are generating profit with the capital we deploy.	We calculate ROCE by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Capital employed includes borrowings, cash and cash equivalents, derivative financial instruments included in trade and other receivables/payables, short-term investments, collateral assets, financial liabilities under put option arrangements and equity.
Pre-tax ROCE (controlled) Post-tax ROCE (controlled and associates/joint ventures)	As above	We calculate pre-tax ROCE (controlled) by dividing Operating profit excluding interest on lease liabilities, restructuring costs arising from discrete restructuring plans, impairment losses, other income and expense, the impact of hyper-inflationary adjustments in Turkey and the share of results of equity accounted associates and joint ventures. On a post-tax basis, the measure includes our adjusted share of results from associates and joint ventures and a notional tax charge. Capital is equivalent to net operating assets and is calculated as the average of opening and closing balances of: property, plant and equipment (including leased assets and lease liabilities), intangible assets (including goodwill), operating working capital (including held for sale assets and excluding derivative balances) and provisions, excluding the impact of hyper-inflationary adjustments in Turkey. Other assets that do not directly contribute to returns are excluded from this measure and include other investments, current and deferred tax balances and post employment benefits. On a post-tax basis, ROCE also includes our investments in associates and joint ventures.

ROCE using GAAP measures

The table below presents the calculation of ROCE using GAAP measures as reported in the consolidated income statement and consolidated statement of financial position.

For the purpose of the half-year ROCE calculation, the returns are based on the 12 months ended 30 September and the denominator is based on the average of the capital employed as at 30 September 2022 and 30 September 2021.

	H1 FY23	H1 FY22
	€m	€m
Operating profit[1]	5,979	4,363

Borrowings[2]	75,644	69,521
Cash and cash equivalents[2]	(7,077)	(5,824)
Derivative financial instruments included in trade and other receivables	(8,769)	(3,666)
Derivative financial instruments included in trade and other payables	1,786	3,016
Short-term investments	(4,402)	(4,043)
Collateral assets	(754)	(1,654)
Financial liabilities under put option arrangements	486	502
Equity	57,737	58,047
Capital employed at end of the year	114,651	115,899

Average capital employed for the year	115,275	116,450

ROCE using GAAP measures	5.2%	3.7%

Notes:

1.	Operating profit includes Other income/(expense), which includes merger and acquisition activity that is non-recurring in nature.

2.	Includes Borrowings (€62m) and Cash and cash equivalents (€5m) classified as held for sale. See note 4 for details.

Non-GAAP measures

Return on Capital Employed (‘ROCE’) : Non-GAAP basis

The table below presents the calculation of ROCE using non-GAAP measures and reconciliations to the closest equivalent GAAP measure.

For the purpose of the half-year ROCE calculation, the returns are based on the 12 months ended 30 September and the denominator is based on the average of the capital employed as at 30 September 2022 and 30 September 2021.

	H1 FY23	H1 FY22
	€m	€m
Operating profit	5,979	4,363
Interest on lease liabilities	(403)	(384)
Restructuring costs	315	442
Other income	(290)	595
Share of results of equity accounted associates and joint ventures	(443)	(193)
Other adjustments to Adjusted operating profit arising from hyperinflationary accounting in Turkey	128	–
Adjusted operating profit for calculating pre-tax ROCE (controlled)	5,286	4,823
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE[1]	447	194
Notional tax at adjusted effective tax rate[2]	(1,550)	(1,463)
Adjusted operating profit for calculating post-tax ROCE (controlled and associates/joint ventures)	4,183	3,554

Capital employed for calculating ROCE on a GAAP basis	114,651	115,899
Adjustments to exclude:
- Leases[3]	(12,084)	(12,428)
- Deferred tax assets	(18,699)	(21,800)
- Deferred tax liabilities[3]	697	1,985
- Taxation recoverable	(393)	(515)
- Taxation liabilities	722	1,079
- Other investments	(1,783)	(1,609)
- Associates, joint ventures and assets held for sale	(5,395)	(5,653)
- Pension assets and liabilities	(212)	121
- Other adjustments to Adjusted capital employed arising from hyperinflationary accounting in Turkey	(854)	–
Adjusted capital employed for calculating pre-tax ROCE (controlled)	76,650	77,079
Associates, joint ventures and assets held for sale	5,395	5,653
Adjusted capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	82,045	82,732

Average capital employed for calculating pre-tax ROCE (controlled)	76,865	76,895
Average capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	82,389	82,585

Pre-tax ROCE (controlled)	6.9%	6.3%
Post-tax ROCE (controlled and associates/joint ventures)	5.1%	4.3%

Notes:

1.	Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE is a non-GAAP measure and excludes restructuring costs.
2.	Includes tax for H1 FY23 at the Adjusted effective tax rate of 26.2%, together with tax for H2 FY22 at the adjusted effective tax rate of 27.9%.
3.	Includes Leases (€62m) and Deferred tax liabilities (€16m) classified as held for sale. See note 4 for details.

Non-GAAP measures

Financing and Taxation metrics

Non-GAAP measure	Purpose	Definition
Adjusted net financing costs	This metric is used by both management and the investor community. This metric is used in the calculation of adjusted basic earnings per share.	Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses.
Adjusted profit before taxation	This metric is used in the calculation of the adjusted effective tax rate (see below).	Adjusted profit before taxation excludes the tax effects of items excluded from adjusted basic earnings per share, including: impairment losses, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements.
Adjusted income tax expense	This metric is used in the calculation of the adjusted effective tax rate (see below).	Adjusted income tax expense excludes the tax effects of items excluded from adjusted basic earnings per share, including: impairment losses, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements. It also excludes deferred tax movements relating to tax losses in Luxembourg as well as other significant one-off items.
Adjusted effective tax rate	This metric is used by both management and the investor community.	Adjusted income tax expense (see above) divided by Adjusted profit before taxation (see above).
Adjusted share of results of equity accounted associates and joint ventures	This metric is used in the calculation of adjusted effective tax rate.	Share of results of equity accounted associates and joint ventures excluding restructuring costs, amortisation of acquired customer base and brand intangible assets and other income and expense.
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	This metric is used in the calculation of post-tax ROCE (controlled and associates/joint ventures).	Share of results of equity accounted associates and joint ventures excluding restructuring costs and other income and expense.

Adjusted tax metrics

The table below reconciles profit before taxation and income tax expense to adjusted profit before taxation, adjusted income tax expense and adjusted effective tax rate.

	H1 FY23	H1 FY22
	€m	€m
Profit before taxation	1,728	1,276
Adjustments to derive adjusted profit before tax	748	1,123
Adjusted profit before taxation	2,476	2,399
Adjusted share of results of equity accounted associates and joint ventures	(463)	(248)
Adjusted profit before tax for calculating adjusted effective tax rate	2,013	2,151

Income tax (expense)/credit	(485)	1
Tax on adjustments to derive adjusted profit before tax	(132)	(62)
Adjustments:
- UK corporate interest restriction	35	–
- Tax relating to hyperinflation accounting	55	–
- Deferred tax on use of Luxembourg losses in the year	–	155
- Increase in deferred tax assets in the UK as a result of a change in the corporate tax rate	–	(498)
- Revaluation of assets for tax purposes in Italy	–	(274)
Adjusted income tax expense for calculating adjusted tax rate	(527)	(678)
Adjusted effective tax rate	26.2%	31.5%

Non-GAAP measures

Adjusted share of results of equity accounted associates and joint ventures

The table below reconciles adjusted share of results of equity accounted associates and joint ventures to the closest GAAP equivalent, share of results of equity accounted associates and joint ventures.

	H1 FY23	H1 FY22
	€m	€m
Share of results of equity accounted associates and joint ventures	343	111
Restructuring costs	3	11
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	346	122
Amortisation of acquired customer base and brand intangible assets	117	126
Adjusted share of results of equity accounted associates and joint ventures	463	248

Additional information

Analysis of depreciation and amortisation

The table below presents an analysis of the different components of depreciation and amortisation discussed in the document, reconciled to the GAAP amounts in the consolidated income statement.

	H1 FY23	H1 FY22
	€m	€m
Depreciation on leased assets - included in Adjusted EBITDAaL	2,046	2,003

Depreciation on owned assets	2,869	2,905
Amortisation of owned intangible assets	1,938	2,044
Depreciation and amortisation on owned assets	4,807	4,949

Total depreciation and amortisation on owned and leased assets	6,853	6,952

Loss on disposal of owned fixed assets	11	26
Loss on disposal of leased assets	(2)	–
Depreciation and amortisation - as recognised in the consolidated income statement	6,862	6,978

Analysis of tangible and intangible additions

The table below presents an analysis of the different components of tangible and intangible additions discussed in the document.

	H1 FY23	H1 FY22
	€m	€m
Capital additions	3,541	3,365
Integration related capital additions	101	110
Licence and spectrum additions	193	829
Additions	3,835	4,304

Intangible assets additions	1,316	1,878
Property, plant and equipment owned additions	2,519	2,426
Total additions	3,835	4,304

Definitions

Key terms are defined below. See page 41 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group and businesses in Egypt and Ghana.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Depreciation and amortisation	The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.
Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group’s European businesses and the UK.
Financial services revenue	Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).
Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Integration capital expenditure	Capital expenditure incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things (‘IoT’)	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enable these objects to collect data and exchange communications with one another or a database.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
MVNO	Mobile Virtual Network Operator: companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network.
Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband.
Operating expenses	Comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary and Albania.
Other Markets	Other Markets comprise Turkey, Egypt and Ghana.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (defined below) and Other revenue (defined above).
Roaming and Visitor	Roaming: allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad. Visitor: revenue received from other operators or markets when their customers roam on one of our markets’ networks.
Service revenue	Service revenue is all revenue related to the provision of ongoing services to the Group’s consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
SME	Small and medium sized enterprises.
Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.

Notes

1.	References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers A.G. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.	All growth rates reflect a comparison to the quarter ended 30 September 2021 unless otherwise stated.
3.	References to “Q1”, “Q2”, “Q3” and “Q4” are to the three months ended 30 June, 30 September, 31 December and 31 March. References to “H1” and “H2” are to the six month periods ended 30 September and 31 March, respectively. References to the “year”, “financial year” or “FY23” are to the financial year ending 31 March 2023. References to the “last year”, “last financial year” or “FY22” are to the financial year ended 31 March 2022. References to “H1 FY23” are to the six month period ended 30 September 2022. References to “H1 FY22” are to the six month period ended 30 September 2021.
4.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) as well as its operations, including subsidiaries in South Africa, DRC, Tanzania, Mozambique and Lesotho.
5.	Quarterly historical information is provided in a spreadsheet available at https://investors.vodafone.com/reports-information/results-reports-presentations
6.	This document contains references to our and our affiliates’ websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2023; the Group’s sustainable business strategy; the sale of Vodafone Egypt, the combination of Vodafone UK and Three UK, the purchase of Cabonitel S.A. and the sale of Vodafone Hungary; expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the Group’s environmental targets, expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions including as a consequence of the COVID-19 pandemic and ongoing war in Ukraine as well as in jurisdictions in which the Group operates, including as a result of Brexit, and changes to the associated legal, regulatory and tax environments; inflation; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; infrastructure competitiveness; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum position to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties or portfolio transformation; acquisitions and divestment of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s Annual Report for the financial year ended 31 March 2022. The Annual Report can be found on the Group’s website (https://investors.vodafone.com/reports-information). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made as of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2022

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: November 15, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary